CHAMPION INDUSTRIES, INC.



POSITIVE EXPERIENCE

2011 ANNUAL REPORT

CORPORATE PROFILE

Champion Industries, Inc., headquartered in Huntington, West Virginia, is a commercial printer, business forms manufacturer and office products and office furniture supplier. The Company also publishes The Herald-Dispatch daily newspaper in Huntington, West Virginia, with a total daily and Sunday circulation of approximately 24,000 and 30,000, respectively. With annual revenues of over $128.5 million, the Company operates in regional markets of the United States, east of the Mississippi River.

02 Financial Highlights Graphs
03 Financial Highlights
04 Letter from the Chairman
06 Board of Directors
07 Officers
08 Positive Experience
16 Printing Divisions, Newspaper and Sales Capabilities
18 Office Products and Office Furniture Divisions and Sales Capabilities
20 Financial Table of Contents
72 Shareholders' Information

FINANCIAL HIGHLIGHTS GRAPHS

REVENUE
(IN THOUSANDS)



$ 170,000
150,000
130,000
110,000
90,000
70,000
'07
'08
'09
'10
'11

GROSS PROFIT
(IN THOUSANDS)



$ 55,000
45,000
35,000
25,000
15,000
5,000
'07
'08
'09
'10
'11

NET CASH PROVIDED
BY OPERATING ACTIVITIES
(IN THOUSANDS)



$ 15,000
12,000
9,000
6,000
3,000
0
'07
'08
'09
'10
'11

TOTAL DEBT
(IN THOUSANDS)



$ 90,000
80,000
70,000
60,000
50,000
40,000
'07
'08
'09
'10
'11

FINANCIAL HIGHLIGHTS

	Year Ended October 31,				
	2011 (4)	2010 (3)	2009 (2)	2008 (Restated)	2007 (1)
Operating Results Data	(In thousands, except share and per share data)				
Total revenues	**$ 128,521**	$ 129,934	$ 141,258	$ 165,754	$ 148,489
Gross profit	**36,809**	38,623	40,828	52,215	42,850
(Loss) income from operations	**(3,789)**	5,373	(37,593)	12,719	10,514
Net (loss) income	**(3,976)**	488	(27,521)	4,658	6,080
(Loss) earnings per share:					
Basic	**$ (0.38)**	$ 0.05	$ (2.76)	$ 0.47	$ 0.61
Diluted	**(0.38)**	0.05	(2.76)	0.46	0.60
Weighted average common shares outstanding:					
Basic	**10,362,000**	9,988,000	9,988,000	9,986,000	9,957,000
Diluted	**10,362,000**	9,988,000	9,988,000	10,024,000	10,103,000
Dividends per share	**0.00**	0.00	0.06	0.24	0.24
Book value per share at year end	**1.85**	2.35	2.30	5.06	4.89

(1) The revenues associated with the acquisition of The Herald-Dispatch are primarily composed of advertising, circulation and commercial printing revenues. The advertising and circulation revenues are included as a component of the newspaper segment and the commercial printing revenues are recorded as a component of the printing segment. Approximately six weeks of the operations of The Herald-Dispatch are included in the Company's Statement of Operations commencing concurrent with the acquisition in 2007.

(2) Includes impairment for goodwill and other intangibles in the fourth quarter of 2009 of $(41.1) million, or $(25.5) million net of tax, or $(2.55) per share on a basic and diluted basis. The Company also recorded a loss on an interest rate swap agreement resulting from a reclassification from other comprehensive income to other expense, pursuant to the elimination of a LIBOR borrowing option from the Administrative Agent of the Company's Credit Agreement resulting in the ineffectiveness of a cash flow hedge in the amount of $(578,000) net of tax, or $(0.06) per share on a basic and diluted basis. The Company also incurred a charge of $(206,000), or $(128,000) net of tax, or $(0.01) per share on a basic and diluted basis, related to impairment charges associated with property, plant and equipment.

(3) Includes charges in 2010 related to a restructuring and profitability enhancement plan of $(1.8) million, $(1.1) million net of tax, or $(0.11) per share on a basic and diluted basis. The Company also recorded other income in 2010 associated with an interest rate swap agreement, which expired in the fourth quarter of 2010, resulting primarily from a reclassification from other comprehensive income to other income of $0.7 million, or $0.4 million net of tax. In the first quarter of 2010, the Company reported $0.3 million, or $0.2 million net of tax, as other income due to the Administrative Agent of the Company's Credit Agreement eliminating the LIBOR borrowing option resulting in ineffectiveness of a cash flow hedge.

(4) Includes impairment for goodwill and other intangibles in the fourth quarter of 2011 of $(8.7) million, or $(5.4) million net of tax, or $(0.52) per share on a basic and diluted basis. The Company also recorded an impairment charge associated with property, plant and equipment of $(109,000), or $(66,000) net of tax, or $(0.01) per share on a basic and diluted basis. The Company also incurred restructuring related charges of $(0.6) million, or $(0.3) million net of tax, or $(0.03) per share on a basic and diluted basis. Other income reflects a gain on early extinguishment of debt to a related party in the amount of $1.3 million, or $0.8 million net of tax, or $0.08 per share on a basic and diluted basis. EPS calculations represent full fiscal year of 2011.

	At October 31,				
	2011	2010 (Restated)	2009 (Restated)	2008 (Restated)	2007 (Restated)
Financial Position Data	(In thousands)				
Cash and cash equivalents/ negative book cash balances	**$ (1,154)**	$ (1,014)	$ 1,159	$ (987)	$ 5,793
Working capital(1)	**(31,538)**	12,822	(42,907)	20,039	24,980
Total assets	**82,024**	92,453	101,241	141,498	149,430
Long-term debt (net of current portion)(2)	**431**	52,299	918	66,332	79,378
Shareholders' equity	**20,928**	23,094	22,606	50,168	48,399

(1) Includes $33.0 million and $60.5 million of long-term debt reclassified to current debt due to the Company's inability to remain in compliance with various financial covenants in 2011 and 2009. In 2011, due to the September 2012 maturity of the revolving line of credit, it is classified as current and included as a component of working capital.

(2) Includes non-current borrowings under the Company's credit facilities including the revolving line of credit (term and revolver, net of current portion); in 2011 and 2009, $33.0 million and $60.5 million of long-term debt was reclassified to current debt, see (1) above. For 2011, due to the September 2012 maturity of the revolving line of credit, it is classified as current and included in working capital.

SPECIAL NOTES REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report or in documents incorporated herein by reference, including without limitation statements including the word "believes," "anticipates," "intends," "expects" or words of similar import, constitute "forward-looking statements" within the meaning of section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements of the Company expressed or implied by such forward-looking statements. Such factors include, among others, changes in business strategy or development plans and other factors referenced in this Annual Report, including without limitations under the captions "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

LETTER FROM THE CHAIRMAN

As I reflect back on 2011, I am encouraged by our ability to stabilize our sales level after several years of steep declines due to the economic upheaval which has severely impacted our country and even more specifically, two of our three core industry segments. We have seen some bright spots in 2011 with the continued success and growth of our Output Solutions Group. We are also encouraged by the ability of our office products and office furniture group to maintain relatively stable levels in the last three years.

We intend to focus our efforts in 2012 on improving all three of our industry segments and are utilizing all resources at our disposal to achieve internally identified goals and benchmarks. We think our future prospects are a unique mixture of the past and the present, and believe that the ultimate assimilation of new initiatives, coupled with traditional processes, should yield a dynamic Company with an optimistic future.

I feel that most companies who come out of this recessionary environment will have a refined focus and a renewed sense of purpose to achieve maximum results in their industries. We intend for Champion Industries, Inc. to be one of these companies, and we are focusing our efforts to this end.

Although I am unsure of what 2012 will bring to our economy and our Company, I am sure Champion has the ability to persevere. The employees of Champion will strive to perform to the highest standards of our industries and work to address and overcome any obstacle that may come before us.

I sincerely hope that all of the stakeholders in Champion have a healthy and rewarding 2012.

MARSHALL T. REYNOLDS
Chairman of the Board &
Chief Executive Officer



BOARD OF DIRECTORS



PICTURED LEFT TO RIGHT

LOUIS J. AKERS
Consultant | Former Vice Chairman of the Board of Directors - Ferris, Baker Watts, Incorporated

PHILIP E. CLINE
Managing Member - River City Properties, LLC

HARLEY F. MOONEY, JR.
Brigadier General U.S. Army (Retired)
Managing Partner - Mooney-Osborne & Associates

MARSHALL T. REYNOLDS
Chairman of the Board & Chief Executive Officer - Champion Industries, Inc.

A. MICHAEL PERRY
Retired Chairman of the Board - Bank One West Virginia, N.A.

NEAL W. SCAGGS
President - Baisden Brothers, Inc.

GLENN W. WILCOX
Chairman of the Board - Wilcox Travel Agency, Inc.



MARSHALL T. REYNOLDS
Chairman of the Board &
Chief Executive Officer



J. MAC ALDRIDGE
Senior Vice President



TODD R. FRY
Senior Vice President &
Chief Financial Officer



R. DOUGLAS MCELWAIN
Senior Vice President



JAMES A. RHODES
Senior Vice President

We give ***special thanks*** to Toney Adkins for his years of service to the Company. Beginning his career in 1982, Toney rose through the ranks until he was appointed VP of Administration in November of 1995 where he served until January of 2005. At that time, Toney was promoted to President and Chief Operating Officer. He was a key leader in the Company until his retirement in December of 2011. The Board of Directors and employees of Champion sincerely appreciate his years of dedicated service.

OFFICERS



POSITIVE EXPERIENCE


GOOD JOB!

The focus of our Company has always been to give the customer "what they want when they want it." Taking that mantra a step further allows us to understand, as a company and a community, what "giving our customer what they want" allows our customers to achieve. The theme of this annual report is "Positive Experience." The events and results portrayed in the report demonstrate how the products and services provided through Champion Industries allow our customers to achieve their goals and objectives.

The realization of the positive impact our products provide each and every day allows us to gain an additional level of motivation towards the perfection of our craft and the efficient operation of our business. We strive to be the conduit for those positive experiences. When we provide a customer with a more comfortable and functional workspace through one of our office furniture divisions, that customer has a positive experience with its workspace and consequently its customers. When we provide a customer with a printed piece that details that customer's objectives, they can realize the end result of the function of the printed piece – stronger sales. When we provide a community with an avenue to effect positive changes in the same community through our newspaper publishing division, we see the positive experience ripple through an entire region.



The realization of the positive impact our products provide each and every day allows us to gain an additional level of motivation towards the perfection of our craft and the efficient operation of our business.

Throughout this report, you'll review instances of those positive experiences. These are but a few of the impactful occurrences that are provided through the resources of Champion Industries, Inc. We look forward to providing more daily.








PRINT

OPENING DOORS

MacKenzie-Dow Fine Furniture is a manufacturer of high quality furniture casegoods with a manufacturing facility in Huntington, WV, and showrooms in High Point, NC, and at the Greenbrier Resort in White Sulphur Springs, WV. A small, family-owned company, MacKenzie-Dow works very hard to maximize every opportunity with which they are presented.

The largest furniture tradeshow in the world occurs twice a year in High Point. There, over eighty thousand furniture industry insiders are targeted by the more than 2,000 exhibitors representing over 100 countries. As one of the exhibitors, MacKenzie-Dow works very hard to attract buyers, designers and journalists to their showroom with a concentrated marketing effort. One of the components of that effort is an invitation that is sent to thousands before the show begins. Hundreds of invitations are received by buyers annually, and it is very difficult to stand out.



MacKenzie-Dow and their representatives worked with the customer service and pre-press operations at Chapman Printing in Huntington, WV, and Parkersburg, WV, to explore the resources and



THE RESULT

MacKenzie-Dow was very pleased with the efforts of Chapman Printing. The tradeshow that occurred in the fall of 2011 was one of their most successful to date. The experience was highlighted by a furniture industry buyer with locations in Chicago, New York, Paris and Amsterdam who visited the showroom with invitation in hand, noting "I came because of this invitation." He subsequently placed the largest starting order of fine furniture ever experienced by the company.



capabilities that Chapman could bring to their marketing efforts. The result was a unique and creative invitation that was delivered on time and under budget to the customer. After printing was complete, MacKenzie-Dow mailed the invitation to thousands of potential visitors and customers around the globe with the hopes of capturing their interest with the piece.

The positive experience that a customer encounters with the printed pieces produced by Champion Industries can be realized across many industries, every day. We are thrilled to be an integral part of the success of so many companies.







UNITED IN VICTORY

The Huntington Herald-Dispatch has been delivering the news to the region for over 100 years. As a trusted, reliable source for information many members of the community actively pursue the newspaper for a focus on their efforts. One of those efforts was the design and construction of a dog park in Huntington. A strong group of individuals organized the effort and performed initial fund-raising. The group approached The Herald-Dispatch about the project and the team at the newspaper gave the story some strong coverage.


H-D
VOTE for the dog park!
Vote for the Dog Park twice a day at
www.barkforyourpark.com &
www.facebook.com/PetSafeBrand
(don't worry, you don't have to be a Facebook member to vote).
THE DEADLINE IS
WEDNESDAY, AUGUST 3
Winners will be


Find It: Jobs Cars Homes Classifieds Yellow Pages Coupons E-Paper Visitors Reprints
herald-dispatch.com
Search
Home • News • Sports • Features • Business • Opinions • Obituaries • Multimedia • MU Crash • Reprints
Text Alerts Activate e-paper
SUBSCRIBE NOW! Today's offers on new subscriptions
CLICK HERE TO VOTE FOR HUNTINGTON'S DOG PARK!





THE RESULT

On August 5th, 2011, Huntington was announced as the winner of the contest. The victory was the city claiming the $100,000 grand prize. The money essentially puts backers of a dog park in Huntington over the top of its revenue goal for building the park, which will be established in Huntington's Ritter Park. The efforts of many individuals, combined with the efforts and dedication of The Herald-Dispatch and other businesses, allowed Huntington to band together, reach a goal and provide a positive experience for an entire community.


Huntington
YOU
WON!


PetSafe
0004
DATE August 19, 2011
Huntington, West Virginia
$ 100000
One hundred thousand dollars
DOLLARS
MEMO

PetSafe, a supplier of quality pet products, sponsored the "Bark for Your Park" contest. The Herald-Dispatch played an integral role in this effort by encouraging participation and providing coverage on a nearly daily basis. Huntington was chosen as one of fifteen finalists and online voting began. The Herald-Dispatch covered the story for the 45-day online voting period and devoted much advertising and editorial space to the effort.




FUTURE SITE OF
Ritter Dog Park
Huntington, West Virginia





TANGIBLE TALENTS

For decades, the State of West Virginia faced challenges in the arena of workers' compensation insurance. In 2006, that changed when BrickStreet Mutual Insurance Company was formed as West Virginia's first private workers' compensation carrier. BrickStreet provides a variety of tools to assist employers in providing a safe work environment and minimizing losses. When it came to their own offices, they called in the professionals at Capitol Business Interiors.

Like at all Champion divisions, the professional engagements at Capitol Business Interiors are much more than simple jobs – they're commitments. The interior design specialists go through an extensive, proven process designed to understand and capture the client's objectives throughout every project. At BrickStreet, the client had purchased a vacant 112,500-square-foot, two-story former retail store in the heart of West Virginia's state capital, Charleston. The need to consolidate the organization's resources into one location from three was an exciting challenge for the designers at CBI.

Amongst others, objectives included the maximization of natural light, conveying a sense of modern versus traditional and absolute maximization of available space. The team at Capitol Business Interiors integrated all these needs into a functional design. Many intricate details were employed, such as the proper mix of natural and artificial light, the usage of multiple materials on the interior of the building to accentuate the intrinsic qualities that



existed in the building, and creative usage of brick and street signs to complement the business. Added to the interior design of the building was a complete outfitting of the facility with incredibly functional, cost-effective and efficient office furniture intended to complement the project. When completed, the design was honored with the American Institute of Architects Award of Excellence and is a showcase for visitors to the city.

THE RESULT

The combination of talents, experience and creativity of the Capitol Business Interiors team is an exceptional asset to Champion Industries. The ability to truly partner with a client, understand their needs and translate those into cost-effective and functional outcomes is a benefit of Capitol Business Interiors, and all divisions of Champion, that allows customers to have that positive experience from the products and services the Company provides.



The products and services of Champion Industries are designed to create opportunity for the client. When it is a printed product, it is intended to deliver a message in a poignant and effective fashion that incites a consumer to act. With the newspaper, the intention is to deliver information and also entice a consumer to act through quality advertising messages. As with the case of Capitol Business Interiors and our other office products and furniture divisions, the opportunity is for a company to provide efficient, functional and comfortable environments.







PRINTING DIVISIONS and NEWSPAPER

Blue Ridge PRINTING

CCS Carolina Cut Sheets
A DIVISION OF CHAMPION INDUSTRIES, INC.

CHAMPION
GRAPHIC COMMUNICATIONS
A DIVISION OF CHAMPION INDUSTRIES, INC.

CHAMPION
OUTPUT SOLUTIONS
A DIVISION OF CHAMPION INDUSTRIES, INC.

CHAPMAN PRINTING COMPANY CHARLESTON

CHAPMAN PRINTING COMPANY HUNTINGTON

CHAPMAN PRINTING COMPANY LEXINGTON

CHAPMAN PRINTING COMPANY MORGANTOWN

CHAPMAN PRINTING COMPANY PARKERSBURG

CONSOLIDATED GRAPHIC COMMUNICATIONS
A DIVISION OF CHAMPION INDUSTRIES, INC.

DG Donihe Graphic
A DIVISION OF CHAMPION INDUSTRIE

The Merten Company
a division of Champion Industries

The Herald-Dispatch

US TAG

BLUE RIDGE PRINTING
544 Haywood Road | Asheville, NC 28806
phone 828.254.1000 | 800.633.4298
fax 828.252.6455
email asheville@brprinting.com

- Specializing in super-critical color catalogs, brochures and annual reports for fashion, furniture and financial clientele as well as ad agencies
- Highest quality commercial printer with full digital pre-press
- Utilizes proprietary UltraRaster™ color separation process
- 4- and 6- color presses up to 28 in. x 40 in.
- Full bindery
- Die cutting

CAROLINA CUT SHEETS
P.O. Box 299 | Huntington, WV 25707
phone 304.691.5041 | 800.745.5301
fax 888.747.5287
email ccsart@champion-industries.com

- Roll to cut sheet business forms manufacturer with digital pre-press
- 1- to 5-color presses up to 17 1/2 in. x 22 in.
- Capabilities include folding, drilling and padding

CHAMPION GRAPHIC COMMUNICATIONS
10848 Airline Highway | Baton Rouge, LA 70816
phone 225.291.9090 | 800.552.4610
fax 225.291.0900

- Mid-sized commercial printer with full digital pre-press
- Office product sales
- 1- to 6-color presses up to 26 in. x 40 in.
- Full bindery featuring automated saddle stitching and perfect binding
- Fulfillment services

CHAMPION OUTPUT SOLUTIONS
120 Hills Plaza | Charleston, WV 25387
phone 304.720.0343
fax 304.720.0348

- Outsource provider
- Statement rendering
- Variable check and explanation of benefits printing
- Medical billing
- Utility billing
- Industrial invoicing
- Automated mail services, including postal presorting and comingling
- Inkjet services
- Print-on-demand

CHAPMAN PRINTING COMPANY
3000 Washington Street
Charleston, WV 25387
phone 304.341.0676 | 800.824.6620
fax 304.341.0688
email cpcchas@champion-industries.com

- Printing sales headquarters with full digital pre-press
- Office product sales
- Full line printing and services distributor
- Print management | Fulfillment
- B2B e-commerce solutions
- Mail
- Digital print

CHAPMAN PRINTING COMPANY
2450-90 1st Avenue
Huntington, WV 25703
phone 304.528.2791 | 800.624.3431
fax 304.528.2746
email cpcprep@champion-industries.com

- Mid-sized commercial printer with full digital pre-press
- Office product sales
- 1- to 4-color presses up to 28 in. x 40 in.
- Full bindery with auto saddle stitch and perfect binding
- Letterpress, envelope presses and foil stamping
- In-house rotary division for manufacturing short- to medium-run business forms, laser cut sheets and continuous snapout
- Off- and online MICR encoding
- Automated presentation folder/gluer

CHAPMAN PRINTING COMPANY
890 Russell Cave Road
Lexington, KY 40505
phone 859.252.2661 | 800.432.0959
fax 859.231.8341
email prepress@cpclex.com

- Printing sales office with full digital pre-press
- Office product sales

CHAPMAN PRINTING COMPANY
951 Point Marion Road | Suite 1
Morgantown, WV 26508
phone 304.284.0200
fax 304.284.0209

- Printing sales headquarters with full digital pre-press
- Office product sales
- Full line printing and services distributor
- Print management
- Fulfillment
- B2B e-commerce solutions
- Mail
- Digital print

CHAPMAN PRINTING COMPANY
405 Ann Street | Parkersburg, WV 26101
phone 304.485.8596 | 800.458.8596
fax 304.485.4793
email cpcpkbg@champion-industries.com

- Mid-sized commercial printer with full digital pre-press and full color separations
- Office product sales
- 5- and 6- color presses up to 28 in. x 40 in.
- Full bindery
- Digital Process Color Press

CONSOLIDATED GRAPHIC COMMUNICATIONS
1901 Mayview Road
Bridgeville, PA 15017
phone 412.221.2700 | 800.568.3696
fax 412.257.8628 | **email** info@cgc1.com

- Full line printing and services distributor
- Print management
- Fulfillment
- B2B e-commerce solutions
- Promotional products
- Pre-press services
- Digital Process Color Press

DONIHE GRAPHICS
766 Brookside Drive
Kingsport, TN 37660
phone 423.246.2800 | 800.251.0337
fax 423.246.7025
email donihesales@champion-industries.com

- Medium- to long-run half-web color printer with full digital pre-press featuring full color separations
- 5-color 2-sided Harris M110 press up to 17 3/4 in. x 26 1/2 in. with aqueous coating
- 6-color sheetfed press up to 28 in. x 40 in. with coater and full bindery

THE MERTEN COMPANY
1515 Central Parkway | Cincinnati, OH 45214
phone 513.721.5167 | 800.255.8638
fax 513.241.2219 | **email** sales@mertenco.com

- Mid-sized commercial printer with full digital pre-press
- 1- to 6-color presses up to 28 in. x 40 in. with in line aqueous coating
- Full bindery
- Fulfillment services

THE HERALD-DISPATCH
946 5th Ave | Huntington, WV 25701
phone 304.526.4000 | 800.955.6110
fax 304.526.2857
email news@herald-dispatch.com

- Daily newspaper in Huntington, WV
- Total daily and Sunday circulation of approximately 24,000 and 30,000, respectively

US TAG
2450-90 1st Avenue
Huntington, WV 25703
phone 304.691.5046 | 800.638.1018
fax 304.691.5060 | 800.625.6076
email ustag@champion-industries.com

- Stock and custom tag manufacturer
- Small-sized commercial printer with full digital pre-press
- 1- to 3-color presses up to 14 in. x 20 in.
- Letterpress up to 18 in. x 22 in.
- Full bindery



OFFICE PRODUCTS and OFFICE FURNITURE DIVISIONS

CAPITOL BUSINESS INTERIORS
A DIVISION OF STATIONERS, INC.

CHAMPION CLARKSBURG
A DIVISION OF STATIONERS, INC.

CHAMPION GRAPHIC COMMUNICATIONS
A DIVISION OF CHAMPION INDUSTRIES, INC.

CHAPMAN PRINTING COMPANY MORGANTOWN

Stationers INCORPORATED
Your Office Supplier

Smith & Butterfield Co. Since 1866
A DIVISION OF CHAMPION INDUSTRIES, INC.

CAPITOL BUSINESS INTERIORS
711 Indiana Avenue | Charleston, WV 25302
phone 304.343.7550 | 800.628.7880
fax 304.346.3350

- Office furniture: A-Grade; Systems
- Space planning and design

CAPITOL BUSINESS INTERIORS
1214 Main Street | Wheeling, WV 26003
phone 304.233.8880 | 800.962.3659
fax 304.233.8866

- Office furniture: A-Grade; Systems
- Space planning and design

CHAMPION CLARKSBURG
700 North 4th Street | Clarksburg, WV 26301
phone 304.623.6688 | 866.313.4781
fax 304.623.0267 | 800.806.2068
email cfiber@wvdsl.net

- Full line of office products and supplies
- Data products and supplies
- Office furniture: A-Grade; Mid-range; Budget; Pre-owned
- Design services
- Full line printing and services distributor

CHAMPION GRAPHIC COMMUNICATIONS
10848 Airline Highway
Baton Rouge, LA 70816
phone 225.291.9090 | 800.552.4610
fax 225.291.0900

- Full line of office products and supplies
- Data products and supplies
- Office furniture: Mid-range; Budget

CHAPMAN PRINTING COMPANY
951 Point Marion Road | Suite 1
Morgantown, WV 26508
phone 304.284.0200
fax 304.284.0209

- Full line of office products and supplies
- Data products and supplies
- Office furniture: A-Grade; Systems
- Space planning and design

STATIONERS
1945 5th Avenue | Huntington, WV 25703
phone 304.528.2780 | 800.862.7200
fax 304.528.2795
email e-champ@champion-industries.com

- Full line of office products and supplies
- Data products and supplies
- Office furniture:
- A-Grade; Mid-range; Budget; Pre-owned
- Design services

SMITH & BUTTERFIELD
2800 Lynch Road | Evansville, IN 47711
phone 812.422.3261 | 800.321.6543
fax 812.429.0532

- Full line of office products and supplies
- Data products and supplies
- Office furniture: A-Grade; Mid-range; Budget; Pre-owned
- Design services
- Printing sales

21 Selected Consolidated Financial Data
23 Management's Discussion and Analysis of Financial Condition and Results of Operations
37 Market for Registrant's Common Equity, Related Stockholder Matters, Issuer Purchases of Equity Securities
38 Stock Performance Graph
39 Report of Independent Registered Public Accounting Firm
41 Consolidated Balance Sheets
43 Consolidated Statements of Operations
44 Consolidated Statements of Shareholders' Equity
45 Consolidated Statements of Cash Flows
46 Notes to Consolidated Financial Statements
72 Shareholders' Information

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data for each of the five years in the period ended October 31, 2011, have been derived from the Audited Consolidated Financial Statements of the Company. The information set forth below should be read in conjunction with the Audited Consolidated Financial Statements, related notes, and the information contained in Management's Discussion and Analysis of Financial Condition and Results of Operations appearing elsewhere herein.

	Year Ended October 31,				
	2011 [4]	2010 [3]	2009 [2]	2008 (Restated)	2007 [1]
OPERATING STATEMENT DATA:	(In thousands, except share and per share data)				
Revenues:					
Printing	**$ 79,092**	$ 80,971	$ 88,990	$ 105,275	$ 104,500
Office products and office furniture	**34,546**	33,438	35,874	41,540	41,449
Newspaper	**14,883**	15,525	16,394	18,939	2,540
Total revenues	**128,521**	129,934	141,258	165,754	148,489
Cost of sales & newspaper operating costs:					
Printing	**58,601**	59,351	66,856	75,590	75,617
Office products and office furniture	**24,521**	23,633	24,859	28,457	28,834
Newspaper cost of sales & operating costs	**8,590**	8,327	8,715	9,492	1,188
Total cost of sales & newspaper operating costs	**91,712**	91,311	100,430	113,539	105,639
Gross profit	**36,809**	38,623	40,828	52,215	42,850
Selling, general and administrative expenses	**31,229**	31,609	37,126	39,529	32,336
Restructuring/asset impairments costs	**9,369**	1,641	41,334	—	—
Hurricane and relocation costs, net of recoveries	**—**	—	(39)	(33)	—
(Loss) income from operations	**(3,789)**	5,373	(37,593)	12,719	10,514
Other income (expense):					
Interest income	**—**	—	3	66	45
Interest expense - related party	**(65)**	(82)	—	—	—
Interest expense	**(3,824)**	(5,332)	(5,185)	(5,734)	(1,455)
Gain on early extinguishment of debt from a related party	**1,338**	—	—	—	—
Other income (expense)	**99**	1,013	(476)	70	179
(Loss) income before income taxes	**(6,241)**	972	(43,251)	7,121	9,283
Income tax benefit (expense)	**2,265**	(484)	15,730	(2,463)	(3,203)
Net (loss) income	**$ (3,976)**	$ 488	$ (27,521)	$ 4,658	$ 6,080
(Loss) earnings per share:					
Basic	**$ (0.38)**	$ 0.05	$ (2.76)	$ 0.47	$ 0.61
Diluted	**(0.38)**	0.05	(2.76)	0.46	0.60
Dividends per share	**$ 0.00**	$ 0.00	$ 0.06	$ 0.24	$ 0.24
Weighted average common shares outstanding:					
Basic	**10,362,000**	9,988,000	9,988,000	9,986,000	9,957,000
Diluted	**10,362,000**	9,988,000	9,988,000	10,024,000	10,103,000

SELECTED CONSOLIDATED FINANCIAL DATA

(1) The revenues associated with the acquisition of The Herald-Dispatch are primarily composed of advertising, circulation and commercial printing revenues. The advertising and circulation revenues are included as a component of the newspaper segment and the commercial printing revenues are recorded as a component of the printing segment. Approximately six weeks of the operations of The Herald-Dispatch are included in the Company's Statement of Operations commencing concurrent with the acquisition in 2007.

(2) Includes impairment for goodwill and other intangibles in the fourth quarter of 2009 of $(41.1) million, or $(25.5) million net of tax, or $(2.55) per share on a basic and diluted basis. The Company also recorded a loss on an interest rate swap agreement resulting from a reclassification from other comprehensive income to other expense, pursuant to the elimination of a LIBOR borrowing option from the Administrative Agent of the Company's Credit Agreement resulting in the ineffectiveness of a cash flow hedge in the amount of $(578,000) net of tax, or $(0.06) per share on a basic and diluted basis. The Company also incurred a charge of $(206,000), or $(128,000) net of tax, or $(0.01) per share on a basic and diluted basis, related to impairment charges associated with property, plant and equipment.

(3) Includes charges in 2010 related to a restructuring and profitability enhancement plan of $(1.8) million, $(1.1) million net of tax, or $(0.11) per share on a basic and diluted basis. The Company also recorded other income in 2010 associated with an interest rate swap agreement, which expired in the fourth quarter of 2010, resulting primarily from a reclassification from other comprehensive income to other income of $0.7 million, or $0.4 million net of tax. In the first quarter of 2010, the Company reported $0.3 million, or $0.2 million net of tax, as other income due to the Administrative Agent of the Company's Credit Agreement eliminating the LIBOR borrowing option resulting in ineffectiveness of a cash flow hedge.

(4) Includes impairment for goodwill and other intangibles in the fourth quarter of 2011 of $(8.7) million, or $(5.4) million net of tax, or $(0.52) per share on a basic and diluted basis. The Company also recorded an impairment charge associated with property, plant and equipment of $(109,000), or $(66,000) net of tax, or $(0.01) per share on a basic and diluted basis. The Company also incurred restructuring related charges of $(0.6) million, or $(0.3) million net of tax, or $(0.03) per share on a basic and diluted basis. Other income reflects a gain on early extinguishment of debt to a related party in the amount of $1.3 million, or $0.8 million net of tax, or $0.08 per share on a basic and diluted basis. EPS calculations represent full fiscal year of 2011.

	At October 31,				
	2011	**2010 (Restated)**	**2009 (Restated)**	**2008 (Restated)**	**2007 (Restated)**
Balance Sheet Data:			(In thousands)		
Cash and cash equivalents/ negative book cash balances	**$ (1,154)**	$ (1,014)	$ 1,159	$ (987)	$ 5,793
Working capital[1]	**(31,538)**	12,822	(42,907)	20,039	24,980
Total assets	**82,024**	92,453	101,241	141,498	149,430
Long-term debt (net of current portion)[2]	**431**	52,299	918	66,332	79,378
Shareholders' equity	**20,928**	23,094	22,606	50,168	48,399

(1) Includes $33.0 million and $60.5 million of long-term debt reclassified to current debt due to the Company's inability to remain in compliance with various financial covenants in 2011 and 2009. In 2011, due to the September 2012 maturity of the revolving line of credit, it is classified as current and included as a component of working capital.

(2) Includes non-current borrowings under the Company's credit facilities including the revolving line of credit (term and revolver, net of current portion); in 2011 and 2009, $33.0 million and $60.5 million of long-term debt was reclassified to current debt, see (1) above. For 2011, due to the September 2012 maturity of the revolving line of credit, it is classified as current and included in working capital.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The Company is a commercial printer, business forms manufacturer and office products and office furniture supplier in regional markets of the United States of America, east of the Mississippi River. The Company also publishes The Herald-Dispatch daily newspaper in Huntington, West Virginia, with a total daily and Sunday circulation of approximately 24,000 and 30,000 respectively. The Company has grown through strategic acquisitions and internal growth. Through such growth, the Company has realized regional economies of scale, operational efficiencies, and exposure of its core products to new markets. The Company has acquired fifteen printing companies, eight office products and office furniture companies, one company with a combined emphasis on both printing and office products and office furniture, a paper distribution division (which was subsequently sold in 2001) and a daily newspaper since its initial public offering on January 28, 1993.

The Company's net revenues consist primarily of sales of commercial printing, business forms, tags, other printed products, document output solutions including rendering, inserting and mailing, office supplies, office furniture, data products and office design services as well as newspaper revenues primarily from advertising and circulation. The Company recognizes revenues when products are shipped or ownership is transferred and when services are rendered to the customer. Newspaper advertising revenues are recognized, net of agency commissions, in the period when advertising is printed or placed on web sites. Circulation revenues are recognized when purchased newspapers are distributed. The Company's revenues are subject to seasonal fluctuations caused by variations in demand for its products.

The Company's cost of sales primarily consists of raw materials, including paper, ink, pre-press supplies and purchased office supplies, furniture and data products, and manufacturing costs including direct labor, indirect labor and overhead. Significant factors affecting the Company's cost of sales include the costs of paper in printing, office supplies and the newspaper operations, costs of labor and other raw materials.

The Company's operating costs consist of selling, general and administrative expenses. These costs include salaries, commissions and wages for sales, customer service, accounting, administrative and executive personnel, rent, utilities, legal, audit, information systems equipment costs, software maintenance and depreciation.

CRITICAL ACCOUNTING POLICIES INVOLVING SIGNIFICANT ESTIMATES

The Company's significant accounting policies are described in Note 1 to the Consolidated Financial Statements. The discussion and analysis of the financial statements and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. The following critical accounting policies affect the Company's more significant judgments and estimates used in the preparation of the Consolidated Financial Statements. There can be no assurance that actual results will not differ from those estimates.

Restatement of Prior Year: During the fourth quarter of 2011, the Company determined that its historical methodology for accruing for compensated absences related to vacation did not properly reflect a liability for vacation partially earned during the fiscal year and anticipated to be utilized by the employee in the subsequent year. The Company determined that the balances should be corrected in the earliest period presented by correcting any individual amounts in the financial statements. The periods impacted by this correction commence with periods earlier than any periods presented in this annual report. Therefore, the Company will correct this by recording a cumulative effect of this amount in the earliest period presented as a decrease in retained earnings of $328,000 and an increase in accrued expenses in the amount of $547,000 and an increase in deferred tax assets of $219,000. This adjustment did not have a material impact on net income for any period presented in this annual report. Accordingly, the Consolidated Financial Statements for periods ended October 31, 2007, through October 31, 2010, have been restated to reflect this adjustment. In accordance with ASC Topic 250, *Accounting Changes and Error Corrections*, we evaluated the materiality of the error from a qualitative and quantitative perspective and concluded that the error was not material to any prior period. Further, we evaluated the materiality of the error on the results of operations for the fiscal years end October 31, 2007, through October 31, 2010, and concluded that the error was not material for the year or the trend of financial results for any period presented.

Asset Impairment: The Company is required to test for asset impairment relating to property and equipment whenever events or changes in circumstances indicate that the carrying value of an asset might not be recoverable. The Company performs an impairment analysis when indicators of impairment are present. If such indicators are present, an analysis of the sum of the future expected cash flows from the Company's asset, undiscounted and without interest charges is calculated. If it is less than the carrying value, an asset impairment must be recognized in the financial statements. The amount of the impairment is the difference between the fair value of the asset and the carrying value of the asset.

The Company believes that the accounting estimate related to asset impairment is a "critical accounting estimate" because it is highly susceptible to change from period to period, because it requires management to make assumptions about future cash flows over future years and because the impact of recognizing impairment could have a significant effect on operations. Management's assumptions about future cash flows require significant judgment because actual operating levels have fluctuated in the past and are expected to continue to do so in the future. Management has discussed the development and selection of this critical accounting estimate with the audit committee of our board of directors and the audit committee has reviewed the Company's disclosure relating to it in this management, discussion and analysis (MD&A).

In accordance with GAAP, a two-step impairment test is performed on goodwill. In the first step, a comparison is made of the estimated fair value of a reporting unit to its carrying value. If the carrying value of a reporting unit exceeds the estimated fair value, the second step of the impairment test is required.

In connection with our annual impairment testing of goodwill and other intangible assets conducted in the fourth quarter of 2011, we recorded a charge of $8.7 million ($5.4 million, net of deferred tax benefit) for impairment of the value of the goodwill and other intangible assets, which resulted from the 2007 acquisition of The Herald-Dispatch daily newspaper in Huntington, WV. This charge resulted in impairment charges of trademark and masthead of $6.3 million and goodwill of $2.4 million. The associated deferred tax benefit of these charges approximated $3.3 million. There were no impairment charges as a result of our annual impairment testing in 2010.

In connection with our annual impairment testing of goodwill and other intangible assets conducted in the fourth quarter of 2009, we recorded a charge of $41.1 million ($25.5 million, net of deferred tax benefit) for impairment of the value of the goodwill and other intangible assets, which also resulted from the 2007 acquisition of The Herald-Dispatch daily newspaper in Huntington, WV. This charge resulted in impairment charges of trademark and masthead of $8.5 million, subscriber base asset of $2.2 million, advertiser base asset of $6.8 million and goodwill of $23.6 million. The associated deferred tax benefit of these charges approximated $15.6 million.

The Company determined that it should perform impairment testing of goodwill and intangible assets during the fourth quarter of 2009 and 2011, due, in part, to declines in our stock price, increased volatility in operating results and declines in market transactions in the industry. The valuation methodology utilized to estimate the fair value of the newspaper operating segment was based on both the market and income approach. The Company then undertook the next step in the impairment testing process by determining the fair value of assets and liabilities within this reporting unit. The implied fair values of goodwill and other intangibles for this reporting unit was less than their carrying amounts based on the analysis by the Company and with assistance of a third party valuation specialist, and therefore an impairment charge was taken. The goodwill and other intangible assets will continue to be amortized for tax purposes over its remaining life in accordance with applicable internal revenue service standards. Management has discussed the development of these estimates with the audit committee of the board of directors. Additionally, the board of directors has reviewed this disclosure and its relation to this MD&A.

Revenue Recognition: Revenues are recognized when products are shipped or ownership is transferred and when services are rendered to customers. The Company acts as a principal party in sales transactions, assumes title to products and assumes the risks and rewards of ownership including risk of loss for collection, delivery or returns. The Company typically recognizes revenue for the majority of its products upon shipment to the customer and transfer of title. Under agreements with certain customers, custom forms may be stored by the Company for future delivery. In these situations, the Company may receive a logistics and warehouse management fee for the services provided. In these cases, delivery and bill schedules are outlined with the customer and product revenue is recognized when manufacturing is complete and the product is received into the warehouse, title transfers to the customer, the order is invoiced and there is reasonable assurance of collectability. Since the majority of products are customized, product returns are not significant. Therefore, the Company records sales on a gross basis. Advertising revenues are recognized, net of agency commissions, in the period when advertising is printed or placed on websites. Circulation revenues are recognized when purchased newspapers are distributed. Amounts received from customers in advance of revenue recognized are recorded as deferred revenue. The deferred revenue associated with The Herald-Dispatch approximated $614,000 and $591,000 at October 31, 2011 and 2010. Revenue generally is recognized net of any taxes collected from customers and subsequently remitted to government authorities. The costs of delivering finished goods to customers are recorded as shipping and handling costs and included in cost of sales. Shipping and handling costs that are included in the price of the product are included in net sales.

Income Taxes: Provisions for income taxes currently payable and deferred income taxes are based on the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Allowance for Doubtful Accounts: The Company encounters risks associated with sales and the collection of the associated accounts receivable. As such, the Company records a monthly provision for accounts receivable that are considered to be uncollectible. In order to calculate the appropriate monthly provision, the Company primarily utilizes a historical rate of accounts receivables written off as a percentage of total revenue. This historical rate is applied to the current revenues on a monthly basis. The historical rate is updated periodically based on events that may change the rate, such as a significant increase or decrease in collection, performance and timing of payments as well as the calculated total exposure in relation to the allowance. Periodically, the Company compares the identified credit risks with the allowance that has been established using historical experience and adjusts the allowance accordingly.

The Company believes that the accounting estimate related to the allowance for doubtful accounts is a "critical accounting estimate" because the underlying assumptions used for the allowance can change from period to period and could potentially cause a material impact to the income statement and working capital. Management has discussed the development and selection of this estimate with the audit committee of the board of directors, and the board has, in turn, reviewed the disclosure and its relation to this MD&A.

During 2011, 2010 and 2009, $270,000, $370,000, and $876,000 of bad debt expense was incurred and the allowance for doubtful accounts was $933,000, $1,297,000, and $1,353,000 of October 31, 2011, 2010 and 2009. The actual write-offs for the periods were $633,000, $426,000, and $1,375,000 during 2011, 2010 and 2009. General economic conditions and specific geographic and customer concerns are major factors that may affect the adequacy of the allowance and may result in a change in the annual bad debt expense.

The following discussion and analysis presents the significant changes in the financial position and results of operations of the Company and should be read in conjunction with the Audited Consolidated Financial Statements and notes thereto included elsewhere herein.

RESULTS OF OPERATIONS

The following table sets forth for the periods indicated information derived from the Company's Consolidated Statements of Operations, including certain information presented as a percentage of total revenues.

	Year Ended October 31, ($ In thousands)					
	2011		2010		2009	
Revenues:						
Printing	**$ 79,092**	**61.5 %**	$ 80,971	62.3 %	$ 88,990	63.0 %
Office products and office furniture	**34,546**	**26.9**	33,438	25.7	35,874	25.4
Newspaper	**14,883**	**11.6**	15,525	12.0	16,394	11.6
Total revenues	**128,521**	**100.0**	129,934	100.0	141,258	100.0
Cost of sales & newspaper operating costs:						
Printing	**58,601**	**45.6**	59,351	45.7	66,856	47.3
Office products and office furniture	**24,521**	**19.1**	23,633	18.2	24,859	17.6
Newspaper cost of sales & operating costs	**8,590**	**6.7**	8,327	6.4	8,715	6.2
Total cost of sales & newspaper operating costs	**91,712**	**71.4**	91,311	70.3	100,430	71.1
Gross profit	**36,809**	**28.6**	38,623	29.7	40,828	28.9
Selling, general and administrative expenses	**31,229**	**24.3**	31,609	24.3	37,126	26.2
Restructuring / asset impairment costs	**9,369**	**7.3**	1,641	1.3	41,334	29.3
Hurricane and relocation costs, net of recoveries	**—**	**—**	—	—	(39)	(0.0)
(Loss) income from operations	**(3,789)**	**(3.0)**	5,373	4.1	(37,593)	(26.6)
Other income (expense):						
Interest income	**—**	**—**	—	—	3	0.0
Interest expense - related party	**(65)**	**(0.0)**	(82)	(0.1)	—	—
Interest expense	**(3,824)**	**(3.0)**	(5,332)	(4.1)	(5,185)	(3.7)
Gain on early extinguishment of debt from a related party	**1,338**	**1.0**	—	—	—	—
Other income	**99**	**0.1**	1,013	0.8	(476)	(0.3)
(Loss) income before income taxes	**(6,241)**	**(4.9)**	972	0.7	(43,251)	(30.6)
Income tax benefit (expense)	**2,265**	**1.8**	(484)	(0.3)	15,730	11.1
Net (loss) income	**$ (3,976)**	**(3.1) %**	$ 488	0.4 %	$ (27,521)	(19.5)%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

YEAR ENDED OCTOBER 31, 2011 COMPARED TO YEAR ENDED OCTOBER 31, 2010

REVENUES

Consolidated net revenues were $128.5 million for the year ended October 31, 2011 compared to $129.9 million in the prior fiscal year. This change represents a decrease in revenues of approximately $1.4 million, or 1.1%. Printing revenues decreased by $1.9 million or 2.3% from $81.0 million in 2010 to $79.1 million in 2011. The Company believes the decrease in printing revenues was primarily due to the continued impact of the global economic crisis. Office products and office furniture revenue increased $1.1 million or 3.3% from $33.4 million in 2010 to $34.5 million in 2011. The increase in revenues for the office products and office furniture segment was primarily attributable to higher sales of office furniture. In 2011, newspaper revenues were composed of approximately $11.2 million in advertising revenue and $3.7 million in circulation revenue compared to the same period in 2010, in which the newspaper revenues were composed of approximately $11.7 million in advertising revenue and $3.8 million in circulation revenues. Newspaper revenues decreased $0.6 million or 4.1% in fiscal 2011 compared with fiscal 2010. The reduction in newspaper revenues is primarily associated with a decrease in advertising revenues, which we believe is reflective, in part, of macro industry dynamics coupled with the residual effect of the global economic crisis.

COST OF SALES

Total cost of sales for the year ended October 31, 2011 was $91.7 million, compared to $91.3 million in the previous year. This change represented an increase of $0.4 million, or 0.4%, in cost of sales. Printing cost of sales decreased $0.7 million to $58.6 million in 2011 compared to $59.4 million in 2010. Printing cost of sales as a percentage of printing sales increased to 74.1% as a percent of printing sales in 2011 from 73.3% in 2010. This increase was primarily the result of higher material costs as a percent of printing sales partially offset by improved labor and overhead absorption. Office products and office furniture cost of sales increased $0.9 million to $24.5 million in 2011 from $23.6 million in 2010. The increase in office products and office furniture cost of sales is attributable to an increase in office products and office furniture sales. The increase in office products and office furniture cost of sales as a percent of office products and office furniture sales is primarily reflective of higher office furniture costs as a percent of office furniture sales. Newspaper cost of sales and operating costs increased $0.3 million to $8.6 million in 2011 from $8.3 million in 2010. Newspaper cost of sales and operating costs as a percentage of newspaper sales were 57.7% in 2011 and 53.6% in 2010. The primary contributor to the increase was higher newsprint prices in 2011 compared to 2010.

OPERATING EXPENSES AND INCOME

Selling, general and administrative (S,G&A) expenses decreased $0.4 million to $31.2 million in 2011 from $31.6 million in 2010. S,G&A as a percentage of net sales represented 24.3% of net sales in 2011 and 2010. In 2010, the Company incurred costs associated with the Company's successful defense of a legal action and the accrual of settlement costs associated with an OSHA action with combined costs of approximately $0.4 million.

In connection with our annual impairment testing of goodwill and other intangible assets conducted in the fourth quarter of 2011, we recorded a charge of $8.7 million ($5.4 million, net of deferred tax benefit) for impairment of the value of the goodwill and other intangible assets, which resulted from the 2007 acquisition of The Herald-Dispatch daily newspaper in Huntington, WV. This charge resulted in impairment charges of trademark and masthead of $6.3 million and goodwill of $2.4 million. The associated deferred tax benefit of these charges approximated $3.3 million. There were no impairment charges as a result of our annual impairment testing in 2010.

The valuation methodology utilized to estimate the fair value of the newspaper operating segment was analyzed by the Company with assistance from an independent third party valuation specialist ("Valuation Specialist") in 2011 utilizing both the market and income approach. The Valuation Specialist considered three approaches to value referred to as the income approach, the market approach, and the cost approach. The income approach was based on a discounted cash flow methodology, in which expected future free net cash flows to invested capital are discounted to present value, using an appropriate after-tax weighted average cost of capital. The market approach using a guideline company analysis weighs empirical evidence from shares of comparable companies sold in minority transactions on stock exchanges and merger and acquisition analysis, which analyses sales of newspapers in control transactions. The cost approach was not employed due to the fact it was not deemed relevant. The implied fair values of goodwill and other intangibles for this reporting unit was less than the carrying amount for goodwill and trademark and masthead by $8.7 million ($5.4 million net of deferred tax benefit), and therefore an impairment charge in this amount was taken. The goodwill and other intangible assets will continue to be amortized for tax purposes over their remaining life in accordance with applicable Internal Revenue Service standards.

The valuation methodology utilized to estimate the fair value of the printing, and office products and office furniture operating segment was analyzed by the Company with assistance from the Valuation Specialist utilizing both the market and income approach. The income approach was based off a discounted cash flow methodology, in which expected future free net cash flows to invested capital are discounted to present value, using an appropriate after-tax weighted average cost of capital. The market approach using a guideline company analysis weighs empirical evidence from shares of comparable companies sold in minority transactions on stock exchanges and merger and acquisition analysis, which analyses sales of companies control transactions. The fair value exceeded the carrying value for both the printing and office products and office furniture segment. Therefore, there were no impairment indicators identified by the Company to proceed to step two of the impairment test.

In 2011 and 2010, the Company recorded charges related to a restructuring and profitability enhancement plan of approximately $0.6 million and $1.8 million. This plan was implemented to effectuate certain key initiatives and was a key provision to the Second Amendment to the Credit Agreement among the Company and its Lenders. These actions were taken to comply with the provisions and targeted covenants of the Second Agreement to the Credit Agreement and to address the impact of the global economic crisis on the Company. The charges incurred in 2011 also related to revisions in targeted cash flows related to sublease rentals and revised estimates of remaining facility related costs. The Company believes the economic environment has contributed to the inability to achieve sublease rentals as originally forecasted. The Company incurred these additional charges related to revised estimates for aggregate facility exposure costs including rent, taxes, insurance and maintenance related costs. The aggregate charges associated with this restructuring adjustment totaled approximately $0.6 million in 2011. The costs primarily related to excess facility and maintenance costs primarily associated with operating leases, inventory costs and costs associated with streamlining production and personnel. The Company may incur additional costs in future periods to address the ongoing and fluid nature of the economic crisis, and may incur costs pursuant to certain initiatives being reviewed in accordance with the provisions of the Limited Forbearance Agreement. The amount of future charges is currently not estimable by the Company.

The implementation of the restructuring and profitability enhancement plan should not have a material impact on the Company's future liquidity position. The costs associated with the restructuring and profitability enhancement plan are primarily recorded in the restructuring charges line item as part of operating income. Inventory is recorded as a component of the cost of sales and aggregated approximately $30,000 and $0.2 million for 2011 and 2010.

The Company also incurred asset impairment charges in 2011 in the printing segment from property, plant and equipment related to a specialized printing press of approximately $109,000, or $66,000 net of tax or $0.01 per share on a basic and diluted basis, related to a final determination of a remote likelihood of future functionality and market utilization of this press' capability.

SEGMENT OPERATING INCOME (LOSS)

The printing segment reported flat operating income of $0.2 million for 2011 and 2010. These results were also reflective of a reduction of approximately $1.2 million in restructuring costs in 2011 from 2010 levels. Total SG&A decreased $0.4 million. Of the total SG&A reductions, approximately $0.2 million of those reductions were attributable to the printing segment. These cost reductions were partially offset by lower printing sales and lower gross profit margins.

The office products and office furniture segment reported operating profits of $2.4 million, in 2011, compared to $2.1 million, in 2010. This represented an increase in profitability of $0.3 million or 16.6%. This increase is primarily the result of an increase in gross margin dollar contribution due to higher sales and a decrease in SG&A expenses partially offset by a lower gross profit percent.

The newspaper segment reported a reduction in operating income from $3.1 million, in 2010, to an operating loss of $(6.4) million, in 2011. The decrease in newspaper operating profit was primarily attributable to a pre-tax impairment charge associated with goodwill and other intangible assets aggregating $8.7 million. The results also reflected 4.1% decrease in newspaper revenue. The newspaper revenue reduction was primarily attributable to a reduction in advertising revenues, primarily related to retail accounts.

OTHER INCOME (EXPENSE)

Other expense decreased approximately $1.9 million from $4.4 million in 2010 to $2.5 million in 2011. The Company recorded other income in the first quarter of 2010 resulting from an interest rate swap agreement, in the amount of $0.2 million, net of tax, due to ineffectiveness in a cash flow hedge. The interest swap was re-designated as a cash flow hedge in the second quarter of 2010 and upon expiration of the swap derivative on October 29, 2010, $0.7 million or $0.4 million, net of tax was reclassified into earnings.

The Company exchanged a $3,000,000 Unsecured Promissory Note payable to Marshall T. Reynolds, its CEO, together with $147,875 in accrued interest for 1,311,615 shares of common stock in the third quarter of 2011. This transaction resulted in a pre-tax gain on early extinguishment of debt of approximately $1.3 million. The Company believes the CEO's rationale for such an exchange included numerous factors. The Company believes these factors related both to his dual role as CEO and largest shareholder. The CEO obtained a majority control in the stock as a result of this transaction. The CEO did not have access to the principal or interest related to the subordinated debt and therefore the common stock had greater economic upside potential when compared to a fixed rate of return associated with subordinated debt. We believe the limited liquidity of the Company's common stock would make it very difficult to purchase a significant quantity of shares without substantially increasing the cost of the purchase. The CEO has historically been an equity investor and not a debt investor and therefore we believe the CEO believed there was inherently potentially greater upside in equity versus subordinated debt albeit with greater risk. Finally, we believe the CEO believed that eliminating subordinated debt would improve the financial position of the Company.

Interest expense decreased approximately $1.5 million primarily due to lower borrowings and lower rates associated with the Second Amendment to the Credit Agreement and expiration of a LIBOR Swap Agreement.

INCOME TAXES

Income taxes as a percentage of income before taxes were a benefit of 36.3% in 2011 compared with an expense of (49.8%) in 2010. The effective income tax rate in 2011 and 2010 approximates the combined federal and state, net of federal benefit, statutory income tax rate.

NET (LOSS) INCOME

For the reasons set forth above, the Company recorded a net loss of $(4.0) million in 2011 compared with net income of $0.5 million in 2010.

YEAR ENDED OCTOBER 31, 2010 COMPARED TO YEAR ENDED OCTOBER 31, 2009

REVENUES

Consolidated net revenues were $129.9 million for the year ended October 31, 2010 compared to $141.3 million in the prior fiscal year. This change represents a decrease in revenues of approximately $11.3 million, or 8.0%. Printing revenues decreased by $8.0 million or 9.0% from $89.0 million in 2009 to $81.0 million in 2010. Office products and office furniture revenue decreased $2.4 million or 6.8% from $35.9 million in 2009 to $33.4 million in 2010. The decrease in revenues for the office products and office furniture segment was primarily attributable to lower sales in both office products and office furniture. In 2010, newspaper revenues were composed of approximately $11.7 million in advertising revenue and $3.8 million in circulation revenue compared to the same period in 2009, in which the newspaper revenues were composed of approximately $12.5 million in advertising revenue and $3.9 million in circulation revenues. Newspaper revenues decreased $0.9 million or 5.3% in fiscal 2010 compared with fiscal 2009. The reduction in newspaper revenues is primarily associated with a decrease in advertising revenues. The Company believes the decrease in sales across its three primary revenue segments was primarily due to the continued impact of the global economic crisis.

COST OF SALES

Total cost of sales for the year ended October 31, 2010 was $91.3 million, compared to $100.4 million in the previous year. This change represented a decrease of $9.1 million, or 9.1%, in cost of sales. Printing cost of sales decreased $7.5 million to $59.4 million in 2010 compared to $66.9 million in 2009. Printing cost of sales as a percentage of printing sales decreased to 73.3% as a percent of printing sales in 2010 from 75.1% in 2009. This decrease was primarily the result of improved labor absorption and lower material costs as a percent of sales, partially offset by higher overhead absorption costs. Office products and office furniture cost of sales decreased $1.2 million to $23.6 million in 2010 from $24.9 million in 2009. The decrease in office products and office furniture cost of sales is attributable to a decrease in office products and office furniture sales. The increase in office products and office furniture cost of sales as a percent of office products and office furniture sales is primarily reflective of higher office furniture costs as a percent of office furniture sales. Newspaper cost of sales and operating cost decreased $0.4 million to $8.3 million in 2010 from $8.7 million in 2009. Newspaper cost of sales and operating costs as a percentage of newspaper sales were 53.6% in 2010 and 53.2% in 2009.

OPERATING EXPENSES AND INCOME

Selling, general and administrative (S,G&A) expenses decreased $5.5 million to $31.6 million in 2010 from $37.1 million in 2009. S,G&A as a percentage of net sales represented 24.3% of net sales in 2010 compared with 26.2% of net sales in 2009. This decrease in S,G&A costs is primarily due to cost reduction initiatives implemented by the Company in response to the global economic crisis. The decrease in SG&A was partially offset by various costs associated with the Company's successful defense of a legal action and the accrual of settlement costs associated with an OSHA action with combined costs of approximately $0.4 million.

In connection with our annual impairment testing of goodwill and other intangible assets conducted in the fourth quarter of 2009, we recorded a charge of $41.1 million ($25.5 million, net of deferred tax benefit) for impairment of the value of the goodwill and other intangible assets, which resulted from the 2007 acquisition of The Herald-Dispatch daily newspaper in Huntington, WV. This charge resulted in impairment charges of trademark and masthead of $8.5 million, subscriber base asset of $2.2 million, advertiser base asset of $6.8 million and goodwill of $23.6 million, the associated deferred tax benefit of these charges approximated $15.6 million. There were no impairment charges as a result of our annual impairment testing in 2010.

The valuation methodology utilized to estimate the fair value of the newspaper operating segment was based on both the market and income approach. The income approach was based on a discounted cash flow methodology, in which expected future free net cash flows to invested capital are discounted to present value, using an appropriate after-tax weighted average cost of capital. The market approach using a guideline company analysis weighs empirical evidence from shares of comparable companies sold in minority transactions on stock exchanges and merger and acquisition analysis, which analyses sales of newspapers in control transactions. The implied fair value of goodwill and other intangibles for this reporting unit was less than the carrying amount by $41.1 million ($25.5 million net of deferred tax benefit), and therefore an impairment charge in this amount was taken. The goodwill and other intangible assets will continue to be amortized for tax purposes over their remaining life in accordance with applicable Internal Revenue Service standards.

The Company has other reporting units with goodwill. The Company evaluated these reporting units during the fourth quarters of 2010 and 2009, and while the estimated fair value of these reporting units declined from 2008, the estimated fair value of each of our other reporting units exceeded carrying values in 2010 and 2009. As a result, no additional testing or impairment charges were necessary.

In 2010, the Company recorded charges related to a restructuring and profitability enhancement plan of approximately $1.8 million. This plan was implemented to effectuate certain key initiatives and was a key provision to the Second Amendment to the Credit Agreement among the Company and its Lenders. These actions were taken to comply with the provisions and targeted covenants of the Second Agreement to the Credit Agreement and to address the impact of the global economic crisis on the Company. The costs primarily related to excess facility and maintenance costs primarily associated with operating leases, inventory costs and costs associated with streamlining production and personnel. The Company may incur additional costs in future periods to address the ongoing and fluid nature of the economic crisis. The amount of future charges is currently not estimable by the Company.

The implementation of the restructuring and profitability enhancement plan should not have a material impact on the Company's future liquidity position. The costs associated with the restructuring and profitability enhancement plan are primarily recorded in the restructuring charges line item as part of operating income. Inventory is recorded as a component of the cost of sales and aggregated approximately $0.2 million.

During 2010 and 2009, the U.S. recession had a negative impact on the Company's operations across multiple segment lines. The newspaper operating segment reflected lower operating revenues in both advertising and circulation. In response to this difficult operating environment the Company initiated a cost reduction plan and eliminated 24 employee positions, or approximately 15% of the workforce, at the Champion Publishing subsidiary in 2009.

The Company also incurred asset impairment charges in 2009 from property, plant and equipment of approximately $0.2 million, or $0.1 million net of tax or $0.01 per share on a basic and diluted basis.

SEGMENT OPERATING INCOME (LOSS)

The printing segment reported improved profitability in 2010 with operating income increasing to $0.2 million from a loss of $(1.2) million, in 2009. This improvement was driven by the cost reduction initiatives implemented by the Company to reduce overhead and to rationalize the Company's cost structure in light of the current economic climate primarily related to the sales compression experienced by the Company in recent periods. Therefore, of the $5.5 million of SG&A reductions, approximately $3.3 million of these reductions were attributable to the printing segment. These cost reductions were partially offset by lower sales, which were partially mitigated by improved gross profit percent.

The office products and office furniture segment reported operating profits of $2.1 million, in 2010, compared to $2.3 million, in 2009. This represented a decrease in profitability of $0.2 million or 10%. This decrease is primarily the result of lower gross margin dollar contribution, due to both lower sales and gross profit percent compression attributable to lower margins on office furniture sales in 2010.

The newspaper segment reported a substantial improvement in operating income from a loss of $(38.7) million in 2009, to a profit of $3.1 million, in 2010. The operating loss in 2009 was primarily the result of a pre-tax impairment charge associated with goodwill and other intangible assets aggregating $41.1 million, thus reducing operating income in 2009.

OTHER INCOME (EXPENSE)

Other expense decreased approximately $1.3 million from $5.7 million in 2009 to $4.4 million in 2010. This was primarily due to charges in 2009 related to an interest rate swap agreement which was reclassified from other comprehensive income to other expense as a result of ineffectiveness in a cash flow hedge of approximately $0.6 million, net of tax in 2009. The Company recorded other income in the first quarter of 2010 resulting from this hedging arrangement, in the amount of $0.2 million, net of tax. The interest swap was re-designated as a cash flow hedge in the second quarter of 2010 and upon expiration of the swap derivative on October 29, 2010, $0.7 million or $0.4 million, net of tax was reclassified into earnings.

Interest expense increased approximately $230,000 from higher interest rates associated with the Administrative Agent of the Company's credit facility instituting the default rate and eliminating the LIBOR borrowing expense option for most of the first six months of 2010 and a higher applicable margin for the remainder of 2010 concurrent with the Second Amendment and various deferred financing and other interest related expenses associated with this debt. Concurrent with the Second Amendment to Credit Agreement the Company was permitted to reinstate the LIBOR borrowing option and the new applicable margin was set below the default rate in effect prior to the Second Amendment to Credit Agreement.

INCOME TAXES

Income taxes as a percentage of income before taxes were an expense of (49.8%) in 2010 compared with a benefit of 36.4% in 2009. The effective income tax rate in 2010 and 2009 approximates the combined federal and state, net of federal benefit, statutory income tax rate.

NET INCOME (LOSS)

For reasons set forth above, net income increased to $0.5 million in 2010 from a loss of $(27.5) million in 2009.

LIQUIDITY AND CAPITAL RESOURCES

As of October 31, 2011, the Company had a $1.2 million negative book cash balance, compared with the prior year when the Company had a $1.0 million negative book cash balance. Working capital as of October 31, 2011 was $(31.5) million, and $12.8 million at October 31, 2010. The decrease in working capital is associated with the classification as a current liability of approximately $33.0 million of term debt which was previously classified as long term as well as approximately $9.7 million in revolving credit borrowings being classified as current based on contractual maturities. The $33.0 million term debt reclassification resulted from the Company's inability to remain in compliance with certain of its financial covenants.

The Company had historically used cash generated from operating activities and debt to finance capital expenditures and the cash portion of the purchase price of acquisitions. Management plans to continue making required investments in equipment. The Company has available a line of credit totaling up to $15.0 million which is subject to borrowing base limitations and reserves which may be initiated by the Administrative Agent for Lenders in its sole discretion and are subject to a minimum excess availability threshold as well as the provisions of the Limited Forbearance Agreement (See Note 3 of the Consolidated Financial Statements). For the foreseeable future, including through Fiscal 2012, the Company's ability to fund operations, meet debt service requirements and make planned capital expenditures is contingent on continued availability of the aforementioned credit facilities and the ability of the Company to complete a restructuring or refinancing of the existing debt. The Company does not currently believe it will generate sufficient cash flow from operations to meet both scheduled principal and interest payments and pay off the entire line of credit which matures in September 2012.

The Company has engaged the investment banking group of Raymond James & Associates, Inc. (Raymond James) to assist it with a potential restructuring or refinancing of the existing debt and other potential transaction alternatives. Pursuant to the terms of the Limited Forbearance Agreement, the Company also engaged a Chief Restructuring Advisor to work with the Company, Raymond James, the Administrative Agent and syndicate of banks to address various factors, including the expiration of the Limited Forbearance Agreement on April 30, 2012, the revolving line of credit maturing in September 2012, and the term loan facility, which expires in September 2013. The Company continues to have ongoing dialogue with the Administrative Agent and the syndicate of banks with respect to its credit facilities. At October 31, 2011, a total of $47.6 million of current and long-term debt and outstanding revolving line of credit borrowings are subject to accelerated maturity and, as such, the creditors may, at their option, give notice to the Company that amounts owed are immediately due and payable.

The Company may incur costs in 2012 related to facility consolidations, employee termination costs and other restructuring related activities. These costs may be incurred, in part, as a response to the Company's efforts to overcome the impact of the global economic crisis, and may occur pursuant to certain initiatives being reviewed in accordance with the provisions of the Limited Forbearance Agreement.

Additionally, the Company has future contracted obligations (See Note 3 and Note 6 of the Consolidated Financial Statements). The Company is not a guarantor of indebtedness of others.

On December 12, 2011, the Company received a Notice of Default under its Credit Agreement dated September 14, 2007 ("Credit Agreement") and the Second Amendment and Waiver to Credit Agreement dated March 31, 2010.

On December 28, 2011, the Administrative Agent, the Lenders, the Company, all of its subsidiaries and Marshall T. Reynolds entered into a Limited Forbearance Agreement and Third Amendment to Credit Agreement (the "Limited Forbearance Agreement") which provides, among other things, that during a forbearance period commencing on December 28, 2011, and ending on April 30, 2012 (unless terminated sooner by default of the Company under the Limited Forbearance Agreement or Credit Agreement), the Lenders are willing to temporarily forbear exercising certain rights and remedies available to them, including acceleration of the obligations or enforcement of any of the liens provided for in the Credit Agreement. The Company acknowledged in the Limited Forbearance Agreement that as a result of the existing defaults, the Lenders are entitled to decline to provide further credit to the Company, to terminate their loan commitments, to accelerate the outstanding loans, and to enforce their liens.

The Limited Forbearance Agreement provides that during the forbearance period, so long as the Company meets the conditions of the Limited Forbearance Agreement, it may continue to request credit under the revolving credit line.

The Limited Forbearance Agreement requires the Company to:
(a) engage a chief restructuring advisor to assist in developing a written restructuring plan for the Company's business operations;
(b) submit a restructuring plan to the Administrative Agent by February 15, 2012;
(c) provide any consultant retained by the Administrative Agent with access to the operations, records and employees of the Company;
(d) attain revised minimum EBITDA covenant targets; and
(e) provide additional financial reports to the Administrative Agent.

The Limited Forbearance Agreement provides that the credit commitment under the Credit Agreement is $15,000,000 and provides for a $1,450,000 reserve against the Credit Agreement borrowing base. The Company had borrowed under its $15.0 million line of credit approximately $9.7 million at October 31, 2011, which encompassed working capital requirements, refinancing of existing indebtedness prior to the Herald-Dispatch acquisition and to partially fund the purchase of the Herald-Dispatch. Pursuant to the terms of the Limited Forbearance Agreement, the Company's borrowing base certificate as submitted to the Administrative Agent and adjusted in this filing for such provisions in the Limited Forbearance Agreement reflected minimum excess availability of $5.4 million as of October 31, 2011. The minimum excess availability is subject to a $1,450,000 reserve and may be adjusted by the Administrative Agent.

The Limited Forbearance Agreement provides that $2,000,000 of the $2,500,000 cash collateral held by the Administrative Agent pursuant to the Contribution Agreement and Cash Collateral Security Agreement dated March 31, 2010, among the Company, Marshall Reynolds and the Administrative Agent (the "Contribution Agreement") shall be applied at the execution of the Limited Forbearance Agreement to the outstanding term loans in inverse order of maturity, which shall satisfy in full (a) any fixed charge violation (as defined in the Contribution Agreement) as of October 31, 2011, and during the forbearance period and (b) any excess cash flow payment due under the Credit Agreement during the forbearance period. If the Company, the Administrative Agent and applicable lenders do not enter into a new agreement or an amendment to the Limited Forbearance Agreement by April 30, 2012, the defaults shall be deemed existing and unsecured and any remaining funds in the cash collateral account shall be immediately available to the Administrative Agent pursuant to the Contribution Agreement. The $2,000,000 in cash collateral released to pay down term debt was issued in the form of a subordinated unsecured promissory note in the like amount.

On December 29, 2009, the Company, Marshall T. Reynolds, Fifth Third Bank, as Administrative Agent for lenders under the Company's Credit Agreement dated September 14, 2007, and the other lenders entered into a Forbearance Agreement. The Forbearance Agreement, among other provisions, required Marshall T. Reynolds to lend to the Company $3,000,000 in exchange for a subordinated unsecured promissory note in like amount, payment of principal and interest on which is prohibited until payment of all liabilities under the Credit Agreement. The subordinated unsecured promissory note, bearing interest at a floating Wall Street Journal prime rate and maturing September 14, 2014, and a debt subordination agreement, both dated December 29, 2009, were executed and delivered, and Mr. Reynolds advanced $3,000,000 to the Company. The $3,000,000 was applied to a prepayment of $3,000,000 of the Company's loans. The Forbearance Agreement expired on March 31, 2010 and the Company entered into a Second Amendment and Waiver to Credit Agreement.

On July 18, 2011, the Company and Mr. Reynolds entered into and consummated an Exchange Agreement pursuant to which the $3,000,000 subordinated unsecured promissory note, dated December 29, 2009 and delivered in connection with the Forbearance Agreement, together with $147,875 in accrued interest, was exchanged for 1,311,615 shares of common stock. The ratio of exchange was $2.40 of principal and accrued interest for one share of common stock. The transaction was completed at a discount of approximately 42.5% of the face value of the subordinated unsecured promissory note and related accrued interest. The transaction was approved by a majority of the disinterested directors in a separate board meeting chaired by a disinterested director. The transaction resulted in a net gain on early extinguishment of debt from a related party which is reflected in our Consolidated Statements of Operations. As a result of the Exchange Agreement, Marshall T. Reynolds beneficially owns over 50% of the Company's outstanding common stock.

On March 31, 2010, the Company, Fifth Third Bank, as a Lender, L/C Issuer and Administrative Agent for Lenders (the "Administrative Agent") and the other Lenders party to the Company's Credit Agreement dated September 14, 2007 (the "Credit Agreement") entered into a Second Amendment and Waiver to Credit Agreement ("the "Second Amendment"). All conditions precedent to the effectiveness of the Second Amendment were satisfied on April 6, 2010. The Company has pledged substantially all of the assets of the Company as collateral for the indebtedness under the Credit Agreement.

In the Second Amendment the Administrative Agent and Lenders waived any default or event of default arising from the Company's previously disclosed violations of provisions of the Credit Agreement. The Second Amendment amended various provisions of the Credit Agreement, including but not limited to:

- a $17,000,000 revolving credit facility with a sublimit of up to $3,000,000 for letters of credit and $3,000,000 for swing line loans. Outstanding borrowings, thereunder, may not exceed the sum of (1) up to 85% of eligible receivable plus (b) up to the lesser of $6,000,000 or 50% of eligible inventory.
- at the Company's option, interest at a LIBOR Rate, so long as no default exists.
- post-default increase in interest rate of 2%.
- amendment of various financial covenants.
- fixed charge coverage ratio is required to be 1.0:1.0 through January 31, 2011; 1.1:1.0 through January 31, 2012 and 1.20:1.00 thereafter.
- leverage ratio shall not be greater than 6.5:1.00 at April 30, 2010 with 0.5:1.00 step-downs quarterly through April 30, 2011 and 0.25:1.00 quarterly step-downs through April 30, 2012.
- minimum EBITDA pursuant to a quarterly build up commencing with the three months ended April 30, 2010 of $2,700,000, the six months ended July 31, 2010 of $5,400,000, the nine months ended October 31, 2010 of $8,900,000 and the twelve months ended January 31, 2011 of $11,800,000, thereafter varying quarterly step-ups culminating in twelve months trailing EBITDA of $14,300,000 at October 31, 2012.
- maximum capital expenditures are limited to $2,000,000 per fiscal year for the years ended October 31, 2010 and 2011 and $2,500,000 thereafter.
- enhanced reporting by the Company to Administrative Agent, including monthly reports and conference calls, quarterly reports by the Company's independent auditors of restructuring charges and organizational expense reductions.
- application of the Company's income tax refunds applied to reduce indebtedness under the Credit Agreement.
- restrictions on payment of dividends based on various covenant compliance thresholds.

The Company was in compliance with the covenants of its credit agreements at October 31, 2010. Failure to maintain compliance with financial covenants as required by our credit facility could result in default and acceleration of amounts due under those facilities. The Company is required to maintain a minimum of $750,000 of compensating balances with the Administrative Agent under the terms of its Credit Agreement.

As required by the Second Amendment, the Company, Marshall T. Reynolds and the Administrative Agent entered into a Contribution Agreement and Cash Collateral Security Agreement dated March 31, 2010 (the "Contribution Agreement") pursuant to which Mr. Reynolds deposited $2,500,000 as cash collateral with the Administrative Agent, which the Administrative Agent may withdraw upon an event of default under the Credit Agreement. The cash collateral is in an account in Mr. Reynolds name with the Administrative Agent and is not reflected on the Company's financial statements at October 31, 2011 and 2010.

Mr. Reynolds has granted the Administrative Agent a first priority security interest in the cash collateral.

Amounts drawn down by the Administrative Agent will be applied to repayment of the Company's obligations under the Credit Agreement. The Contribution Agreement expires upon the earliest of (i) full draw down of the $2,500,000 deposited, (ii) repayment in full of all obligations under the Credit Agreement and termination of all commitments thereunder and (iii) the Administrative Agent's determination that the Company has achieved a fixed charge coverage ratio of at least 1.2 to 1.0 as of the last day of two consecutive fiscal quarters of the Company.

In connection with the Contribution Agreement, the Company executed and delivered to Mr. Reynolds a Subordinated Promissory Note in amount of $2,500,000, payment of principal and interest on which is prohibited prior to January 31, 2011, and thereafter only with the Administrative Agent's consent. The Subordinated Promissory Note bears interest at the Wall Street Journal prime rate (3.25% at inception and at October 31, 2011 and 2010), matures September 14, 2014 and is unsecured.

This promissory note was unfunded at the issuance date and at October 31, 2011 and 2010, and therefore there was no outstanding subordinated debt or accrued interest related to this note, because the Administrative Agent had made no draws on the cash collateral at the issuance date through October 31, 2011. On December 28, 2011, pursuant to the terms of the Limited Forbearance Agreement, a draw of $2.0 million was made on the cash collateral and $2.0 million was funded in the form of the subordinated unsecured promissory note.

The Company had borrowed under its $15.0 million line of credit approximately $9.7 million at October 31, 2011 which encompassed working capital requirements, refinancing of existing indebtedness prior to The Herald-Dispatch acquisition and to partially fund the purchase of The Herald-Dispatch. Pursuant to the terms of the Limited Forbearance Agreement, the Company's borrowing base certificate as submitted to the Administrative Agent reflected minimum excess availability of $5.4 million as of October 31, 2011. The minimum excess availability is subject to a $1,450,000 reserve and may be adjusted by the Administrative Agent.

As of October 31, 2011, the Company had contractual obligations in the form of leases and debt as follows:

	Payments Due by Fiscal Year						
Contractual Obligations	**2012**	**2013**	**2014**	**2015**	**2016**	**Residual**	**Total**
Non-cancelable operating leases	$ 1,280,450	$ 1,104,692	$ 489,156	$ 207,198	$ —	$ —	$ 3,081,496
Revolving line of credit	9,725,496	—	—	—	—	—	9,725,496
Term debt	38,629,011	360,982	70,015	—	—	—	39,060,008
	$ 49,634,957	$ 1,465,674	$ 559,171	$ 207,198	$ —	$ —	$ 51,867,000

The Company is required to make certain mandatory payments on its credit facilities related to (1) net proceeds received from a loss subject to applicable thresholds, (2) equity proceeds and (3) effective January 31, 2009, the Company is required to prepay its credit facilities by 75% of excess cash flow for its most recently completed fiscal year. The excess cash flow for purposes of this calculation is defined as the difference (if any) between (a) EBITDA for such period and (b) federal, state and local income taxes paid in cash during such period plus capital expenditures during such period not financed with indebtedness plus interest expense paid in cash during such period plus the aggregate amount of scheduled payments made by the Company and its subsidiaries during such period in respect of all principal on all indebtedness (whether at maturity, as a result of mandatory sinking fund redemption, or otherwise), plus restricted payments paid in cash by the Company during such period in compliance with the Credit Agreement. Pursuant to the terms of the Limited Forbearance Agreement, there would be no excess cash flow payment due based on the contractual provisions regarding the application of cash collateral. The Company has no prepayment obligation due January 31, 2012 or in 2011 pursuant to the calculations of the applicable credit agreements.

CASH FLOWS FROM OPERATING ACTIVITIES

Cash flows from operating activities for the years ended October 31, 2011, 2010 and 2009 were $7.0 million, $8.0 million, and $11.3 million. The decrease in cash flows from operating activities for fiscal 2011 compared to 2010 was primarily associated with timing changes in assets and liabilities. The decrease in cash flows from operating activities for fiscal 2010 compared to 2009 was primarily associated with a nominal change in accounts receivable in 2010 and 2009 compared with a significant decrease in receivables in 2009 compared to 2008. The impairment costs associated primarily with the acquisition of the Herald-Dispatch had no impact on cash flows from operating activities.

CASH FLOWS FROM INVESTING ACTIVITIES

Cash used in investing activities were $(0.5) million, $(0.4) million, and $(1.0) million for the years ended October 31, 2011, 2010 and 2009. Cash flows used in investing activities were relatively unchanged from 2009 to 2011. The cash used in investing activities in 2011 and 2010 was primarily related to purchases of property and equipment. The cash used in investing activities in 2009 was primarily related to capital expenditures offset by proceeds from cash surrender value of life insurance policies.

CASH FLOWS FROM FINANCING ACTIVITIES

Net cash flows used in financing activities for the years ended October 31, 2011, 2010 and 2009 were $(6.5) million, $(8.8) million, and $(9.2) million. During 2011, the Company reduced net borrowings by approximately $6.5 million after adjusting for non-cash investing and financing activities, net of increases in negative book cash balances. During 2010, the Company reduced net borrowings by approximately $8.3 million after adjusting for non-cash investing and financing activities, net of increases in negative book cash balances. Dividend payments of $0.6 million were reflective of net cash used in financing activities in 2009. No dividends were paid in 2011 or 2010.

INFLATION AND ECONOMIC CONDITIONS

Management believes that the effect of inflation on the Company's operations has not been material and will continue to be immaterial for the foreseeable future. The Company does not have long-term contracts; therefore, to the extent permitted by competition, it has the ability to pass through to its customers most cost increases resulting from inflation, if any. In addition, the Company is not particularly energy dependent; therefore, an increase in energy costs should not have a significant impact on the Company.

Our operating results depend on the relative strength of the economy on both a regional and national basis. Recessionary conditions applicable to the economy as a whole and specifically to our core business segments have had a significant adverse impact on the Company's business. A continuing or a deepening of the recessionary conditions we are experiencing could significantly affect our revenue categories and associated profitability.

SEASONALITY

Our business is subject to seasonal fluctuations that we expect to continue to be reflected in our operating results in future periods.

Historically, the Company has experienced a greater portion of its profitability in the second and fourth quarters than in the first and third quarters. The second quarter generally reflects increased orders for printing of corporate annual reports and proxy statements. A post-Labor Day increase in demand for printing services and office products coincides with the Company's fourth quarter. The global economic crisis as well as other macro-economic factors and customer demand has impacted this general trend in recent years. The Company is unable to predict if this trend has fundamentally shifted until such time a more stable economic climate is present.

Our business is subject to seasonal fluctuations that we expect to continue to be reflected in our operating results in future periods. On a historical basis, The Herald-Dispatch's first and third calendar quarters of the year tended to be the weakest because advertising volume is at its lowest levels following the holiday season and a seasonal slowdown in the summer months. Correspondingly, on a historical basis the fourth calendar quarter followed by the second calendar quarter tended to be the strongest quarters. The fourth calendar quarter included heavy holiday season advertising. Other factors that affect our quarterly revenues and operating results may be beyond our control, including changes in the pricing policies of our competitors, the hiring and retention of key personnel, wage and cost pressures, distribution costs, changes in newsprint prices and general economic factors.

NEWLY ISSUED ACCOUNTING STANDARDS

In 2011, FASB issued Accounting Standards Update ("ASU") 2011-08, *Testing Goodwill for Impairment*, which provides new guidance on testing goodwill for impairment. This new guidance gives us, subject to certain conditions, the option of first performing a qualitative assessment to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the reporting unit is less than its carrying amount. We adopted this guidance in 2011, as permitted. Adoption did not have a material impact on our Consolidated Financial Statements.

Comprehensive income. In June and December 2011, the FASB issued guidance on the presentation of comprehensive income. This guidance eliminates the option to present the components of other comprehensive income as part of the statement of charges in stockholders' equity, which is our current presentation, and also requires presentation of reclassification adjustments from other comprehensive income to net income on the face of the financial statements. This guidance is effective for fiscal years and interim periods beginning after December 15, 2011, with the exception of the requirement to present reclassification adjustments from other comprehensive income to net income on the face of the financial statements, which has been deferred pending further deliberation by the FASB, and is not expected to have a material effect on our financial condition of results of operations, though it will change our financial statement presentation.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, ISSUER PURCHASES OF EQUITY SECURITIES

Champion common stock has traded on the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ") National Market System (now Global Market) since the Offering under the symbol "CHMP."

The Company has been notified by the Listing Qualifications Department of The NASDAQ OMX Group on December 14, 2011 that it is not in compliance with the $5,000,000 minimum Market Value of Publicly Held Shares requirement for continued inclusion on the NASDAQ Global Market. The Company has also been notified on January 5, 2012 that it is not in compliance with the $1 per share minimum bid price requirement for continued inclusion on The NASDAQ Global Market.

The Company has until June 11, 2012 and July 3, 2012 to achieve compliance with NASDAQ's listing standards. As an alternative, in the event the Company is unable to achieve compliance by the applicable dates, it may apply to transfer the listing of its common stock to The NASDAQ Capital Market if it satisfies the requirements for inclusion on the NASDAQ Capital Market.

The Company intends to actively monitor the closing bid price for its Common Stock and the minimum value of publicly held shares requirement between now and June 11, 2012 and July 3, 2012 and will consider available options to regain compliance.

The following table sets forth the high and low closing prices for Champion common stock for the period indicated. The range of high and low closing prices are based on data from NASDAQ and does not include retail mark-up, mark-down or commission.

	Fiscal Year 2011		**Fiscal Year 2010**	
	High	**Low**	**High**	**Low**
First quarter	$ 2.00	$ 1.10	$ 1.97	$ 1.48
Second quarter	2.22	1.58	1.86	1.10
Third quarter	1.58	1.21	2.10	1.52
Fourth quarter	1.44	1.10	1.66	1.10

At the close of business on January 10, 2012, there were 385 shareholders of record of Champion common stock. The shareholders of record are determined by the Company's transfer agent.

The following table sets forth the quarterly dividends per share declared on Champion common stock.

	Fiscal Years		
	2012	**2011**	**2010**
First quarter	$ —	$ —	$ —
Second quarter	—	—	—
Third quarter	—	—	—
Fourth quarter	—	—	—

STOCK PERFORMANCE GRAPH

The following graph compares the annual change in cumulative shareholder return on the Company's common stock for the five year period ended October 31, 2011 with the cumulative total return of the Russell 2000 Index, and a peer group index. This graph assumes the reinvestment of all dividends, if any, paid on such securities and an investment of $100 on October 31, 2006. The companies in the peer group index are: Cenveo, Inc., Consolidated Graphics, The Standard Register Company and United Stationers, Inc. There is no assurance that the Company's common stock performance will continue in the future with the same or similar trends as depicted in the below graph.

Comparison of 5 Year Cumulative Total Return
Among Champion Industries, Inc.,
The Russell 2000 Index and a Peer Group



$120
$100
$80
$60
$40
$20
$0
10/06
10/07
10/08
10/09
10/10
10/11
Champion Industries, Inc.
Russell 2000
Peer Group

*$100 invested on 10/31/06 in stock or index, including reinvestment of dividends.
Fiscal year ending October 31.

	Year Ended October 31,					
	2006	2007	2008	2009	2010	2011
Champion Industries, Inc.	100.00	92.76	50.70	28.92	17.79	17.64
Russell 2000	100.00	109.27	71.94	76.59	96.95	103.45
Peer Group	100.00	113.19	47.30	58.86	71.32	73.22

ARNETT & FOSTER
Certified Public Accountants, P.L.L.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee, Board of Directors and Shareholders
Champion Industries, Inc.
Huntington, West Virginia

We have audited the accompanying consolidated balance sheets of Champion Industries, Inc. and Subsidiaries (the "Company") as of October 31, 2011 and 2010, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended October 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of October 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended October 31, 2011, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the consolidated statement of shareholders equity for the year ended October 31, 2009, and the 2010 consolidated financial statements have been restated to correct a misstatement of accrued compensated absences related to vacation and the related deferred tax effect.

As more fully discussed in Note 11 to the consolidated financial statements, in connection with the Company's annual impairment evaluation of recorded goodwill and other intangible assets, the Company recorded a noncash charge of approximately $8.7 million ($5.4 million, net of deferred tax benefit) for impairment of the value of the goodwill and other intangible assets, which resulted from the 2007 acquisition of the Company's newspaper segment.

ARNETT & FOSTER
Certified Public Accountants, P.L.L.C.

Additionally, as more fully discussed in Note 3 to the consolidated financial statements, the Company as of, and during the year ended October 31, 2011, was not in compliance with certain of its financial covenants arising under a credit agreement involving several lending financial institutions. The Company has been unable to obtain a waiver or negotiate amendments to correct the covenant violations. The Company has been negotiating with the financial institutions' administrative agent for the credit agreement to restructure the existing arrangement; however, terms satisfactory to the Company and all lending parties involved have not been reached. The Company and the administrative agent entered into a Limited Forbearance Agreement and Third Amendment to Credit Agreement on December 28, 2011, which provides, among other things, that during a forbearance period commencing on December 28, 2011, and ending on April 30, 2012, a standstill period that temporarily forbears exercising certain rights available to the lending institutions including acceleration of the obligations and enforcement of any of the liens, unless sooner terminated by default by the Company. Should the Company and the administrative agent for the lending institutions not reach mutually agreeable arrangements to amend or waive the current lending agreement's financial covenants, and the Company is unable to comply with those covenants subsequent to the conclusion of the Limited Forbearance Agreement, the entire debt obligation could become due and payable immediately and the Company would be forced to refinance or repay its debt obligations or seek other remedial alternatives. Management's plans concerning these matters are also discussed in Note 3 to the consolidated financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty, except that certain debt obligations have been reflected as current liabilities as of October 31, 2011.

ARNETT & FOSTER, P.L.L.C.
Arnett & Foster, P.L.L.C.

Charleston, West Virginia
January 30, 2012

Innovation With Results
AF Center • 101 Washington Street, East • P.O. Box 2629 • Charleston, West Virginia 25329
304/346-0441 • 800/642-3601
www.afnetwork.com

CONSOLIDATED BALANCE SHEETS

Champion Industries, Inc. and Subsidiaries

	October 31, 2011	October 31, 2010 (Restated)
Assets		
Current assets:		
Accounts receivable, net of allowance of $933,000 and $1,297,000	**$ 18,779,592**	$ 18,133,748
Inventories	**8,897,726**	9,690,333
Income tax refund	**9,293**	36,293
Other current assets	**572,102**	652,178
Deferred income tax assets	**864,108**	1,363,195
Total current assets	**29,122,821**	29,875,747
Property and equipment, at cost:		
Land	**1,881,839**	2,016,148
Buildings and improvements	**11,876,675**	11,843,376
Machinery and equipment	**55,148,156**	55,025,237
Furniture and fixtures	**4,248,530**	4,171,194
Vehicles	**3,206,318**	3,266,898
	76,361,518	76,322,853
Less accumulated depreciation	**(56,605,876)**	(53,949,280)
	19,755,642	22,373,573
Goodwill	**12,968,255**	15,332,283
Deferred financing costs	**830,323**	1,267,174
Other intangibles, net of accumulated amortization	**4,778,052**	5,195,361
Trademark and masthead	**3,648,972**	10,001,812
Deferred tax asset, net of current portion	**10,894,159**	8,370,151
Other assets	**26,058**	36,561
	33,145,819	40,203,342
Total assets	**$ 82,024,282**	$ 92,452,662

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS (continued)

Champion Industries, Inc. and Subsidiaries

	October 31, 2011	October 31, 2010 (Restated)
Liabilities and shareholders' equity		
Current liabilities:		
Line of credit	**$ 9,725,496**	$ —
Negative book cash balances	**1,153,931**	1,013,713
Accounts payable	**5,331,327**	4,116,087
Deferred revenue	**737,748**	720,549
Accrued payroll and commissions	**1,738,582**	2,115,922
Taxes accrued and withheld	**1,195,899**	1,125,726
Accrued expenses	**2,149,295**	2,477,017
Current portion of long-term debt:		
Notes payable	**38,629,011**	5,484,842
Total current liabilities	**60,661,289**	17,053,856
Long-term debt, net of current portion:		
Line of credit	**—**	10,425,496
Notes payable - related party	**—**	3,000,000
Notes payable	**430,997**	38,873,500
Other liabilities	**3,750**	5,550
Total liabilities	**61,096,036**	69,358,402
Commitments and contingencies - See Note 7		
Shareholders' equity:		
Common stock, $1 par value, 20,000,000 shares authorized; 11,299,528 and 9,987,913 shares issued and outstanding	**11,299,528**	9,987,913
Additional paid-in capital	**23,267,024**	22,768,610
Retained deficit	**(13,638,306)**	(9,662,263)
Total shareholders' equity	**20,928,246**	23,094,260
Total liabilities and shareholders' equity	**$ 82,024,282**	$ 92,452,662

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Champion Industries, Inc. and Subsidiaries

	Year Ended October 31, 2011	2010	2009
Revenues:			
Printing	**$ 79,091,755**	$ 80,970,584	$ 88,989,794
Office products and office furniture	**34,545,733**	33,437,588	35,874,431
Newspaper	**14,883,251**	15,525,399	16,393,896
Total revenues	**128,520,739**	129,933,571	141,258,121
Cost of sales & newspaper operating costs:			
Printing	**58,601,000**	59,350,853	66,856,098
Office products and office furniture	**24,521,153**	23,632,686	24,859,285
Newspaper cost of sales & operating costs	**8,589,851**	8,327,100	8,714,941
Total cost of sales & newspaper operating costs	**91,712,004**	91,310,639	100,430,324
Gross profit	**36,808,735**	38,622,932	40,827,797
Selling, general and administrative expenses	**31,228,524**	31,608,843	37,126,228
Asset impairments/restructuring costs	**9,369,018**	1,640,795	41,333,653
Hurricane and relocation costs, net of recoveries	**—**	—	(38,673)
(Loss) income from operations	**(3,788,807)**	5,373,294	(37,593,411)
Other income (expense):			
Interest income	**—**	—	2,771
Interest expense - related party	**(65,316)**	(82,334)	—
Interest expense	**(3,823,465)**	(5,332,116)	(5,184,668)
Gain on early extinguishment of debt from a related early party	**1,337,846**	—	—
Other	**99,001**	1,013,041	(475,488)
	(2,451,934)	(4,401,409)	(5,657,385)
(Loss) income before income taxes	**(6,240,741)**	971,885	(43,250,796)
Income tax benefit (expense)	**2,264,698**	(483,751)	15,730,172
Net (loss) income	**$ (3,976,043)**	$ 488,134	$ (27,520,624)
(Loss) earnings loss per share:			
Basic	**$ (0.38)**	$ 0.05	$ (2.76)
Diluted	**(0.38)**	0.05	(2.76)
Dividends paid per share	**$ —**	$ —	$ 0.06
Weighted average shares outstanding:			
Basic	**10,362,000**	9,988,000	9,988,000
Diluted	**10,362,000**	9,988,000	9,988,000

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Champion Industries, Inc. and Subsidiaries

	Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Other Comprehensive (Loss) Income	Total
	Shares	Amount				
Balance, October 31, 2008	9,987,913	$ 9,987,913	$ 22,768,610	$ 18,297,522	$ (557,913)	$ 50,496,132
Restatement - prior period adjustment				(328,014)		(328,014)
Balance, October 31, 2008 (Restated)	9,987,913	9,987,913	22,768,610	17,969,508	(557,913)	50,168,118
Net loss for 2009	—	—	—	(27,520,624)	—	(27,520,624)
Other comprehensive loss (net of tax)	—	—	—	—	(19,823)	(19,823)
Ineffectiveness hedging loss	—	—	—	—	577,736	577,736
Total comprehensive loss	—	—	—	(27,520,624)	557,913	(26,962,711)
Dividends ($0.06 per share)	—	—	—	(599,281)	—	(599,281)
Balance, October 31, 2009 (Restated)	9,987,913	9,987,913	22,768,610	(10,150,397)	—	22,606,126
Net income for 2010	—	—	—	488,134	—	488,134
Other comprehensive income (net of tax)	—	—	—	—	407,289	407,289
Gain on hedging arrangement expiration	—	—	—	—	(407,289)	(407,289)
Total comprehensive income	—	—	—	488,134	—	488,134
Balance, October 31, 2010 (Restated)	9,987,913	9,987,913	22,768,610	(9,662,263)	—	23,094,260
Stock issuance	**1,311,615**	**1,311,615**	**498,414**	**—**	**—**	**1,810,029**
Comprehensive loss:						
Net loss 2011	**—**	**—**	**—**	**(3,976,043)**	**—**	**(3,976,043)**
Other comprehensive loss (net of tax)	**—**	**—**	**—**	**—**	**—**	**—**
Total comprehensive loss	**—**	**—**	**—**	**(3,976,043)**	**—**	**(3,976,043)**
Balance, October 31, 2011	**11,299,528**	**$ 11,299,528**	**$ 23,267,024**	**$(13,638,306)**	**$ —**	**$ 20,928,246**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Champion Industries, Inc. and Subsidiaries

	Year Ended October 31, 2011	2010	2009
Cash flows from operating activities:			
Net (loss) income	**$ (3,976,043)**	$ 488,134	$ (27,520,624)
Adjustments to reconcile net (loss) income to cash provided by operating activities:			
Depreciation and amortization	**4,086,377**	4,300,662	5,244,938
(Gain)/loss on sale of assets	**(35,486)**	15,490	(55,719)
(Gain) on early extinguishments of debt from a related party	**(1,337,846)**	—	—
Deferred income taxes	**(2,024,921)**	14,169	(13,957,990)
Deferred financing costs	**436,855**	372,610	309,471
Bad debt expense	**269,612**	370,333	876,145
Intangible impairment	**8,716,868**	—	41,127,483
Asset impairment	**109,255**	—	206,170
Restructuring charges	**571,746**	1,812,325	—
(Gain)/loss on hedging agreements	**—**	(691,368)	577,736
Changes in assets and liabilities:			
Accounts receivable	**(915,456)**	(79,771)	4,588,233
Deferred revenue	**17,199**	47,181	(63,499)
Inventories	**792,607**	1,471,644	852,141
Other current assets	**80,076**	272,942	(92,053)
Accounts payable	**1,078,579**	(1,295,890)	(207,527)
Accrued payroll and commissions	**(377,340)**	(277,049)	(333,940)
Taxes accrued and withheld	**70,173**	(265,992)	404,333
Accrued income taxes	**27,000**	1,875,107	(1,200,304)
Accrued expenses	**(567,031)**	(461,118)	544,710
Other liabilities	**(1,800)**	(1,800)	(1,800)
Net cash provided by operating activities	**7,020,424**	7,967,609	11,297,904
Cash flows from investing activities:			
Purchase of property and equipment	**(866,402)**	(396,157)	(1,993,029)
Proceeds from sale of fixed assets	**320,083**	32,256	160,324
Change in other assets	**5,147**	7,753	5,168
Cash surrender value proceeds	**—**	—	874,397
Net cash used in investing activities	**(541,172)**	(356,148)	(953,140)
Cash flows from financing activities:			
Borrowings on line of credit	**33,540,000**	52,260,000	600,000
Payments on line of credit	**(34,240,000)**	(50,560,000)	(1,000,000)
Increase (decrease) in negative book cash balances	**140,218**	1,013,713	(986,704)
Principal payments on long-term debt	**(5,919,470)**	(11,043,871)	(7,199,497)
Deferred financing costs	**—**	(440,585)	—
Dividends paid	**—**	—	(599,281)
Net cash used in financing activities	**(6,479,252)**	(8,770,743)	(9,185,482)
Net (decrease) increase in cash and cash equivalents	**—**	(1,159,282)	1,159,282
Cash and cash equivalents at beginning of year	**—**	1,159,282	—
Cash and cash equivalents at end of year	**$ —**	$ —	$ 1,159,282

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Champion Industries, Inc. and Subsidiaries

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Champion is a commercial printer, business forms manufacturer and office products and office furniture supplier in regional markets in the United States of America, east of the Mississippi. Champion also publishes The Herald-Dispatch daily newspaper in Huntington, West Virginia with a total daily and Sunday circulation of approximately 24,000 and 30,000 respectively.

The accounting and reporting policies of Champion conform to accounting principles generally accepted in the United States. The preparation of the financial statements in conformity with Generally Accepted Accounting Principles (GAAP) require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

As of July 1, 2009, FASB (Financial Accounting Standards Board) Accounting Standards Codification became the single reference source of authoritative non-governmental U.S. GAAP. In the succeeding footnotes references to GAAP issued by the FASB are to the FASB Accounting Standards Codification which is denoted here forth as ASC. The following is a summary of the more significant accounting and reporting policies which include updated references to GAAP as stated by the ASC which became effective for financial reporting purposes as of September 15, 2009.

RESTATEMENT OF PRIOR YEARS

During the fourth quarter of 2011, the Company determined that its historical methodology for accruing for compensated absences related to vacation did not properly reflect a liability for vacation partially earned during the fiscal year and anticipated to be utilized by the employee in the subsequent year. The Company determined that the balances should be corrected in the earliest period presented by correcting any individual amounts in the financial statements. The periods impacted by this correction commence with periods earlier than any periods presented in this annual report. Therefore, the Company will correct this by recording a cumulative effect of this amount in the earliest period presented as a decrease in retained earnings of $328,000, an increase in accrued expenses in the amount of $547,000 and an increase in deferred tax assets of $219,000. This adjustment did not have a material impact on net income for any period presented in this annual report. Accordingly, the consolidated financial statements for periods ended October 31, 2007, through October 31, 2010, have been restated to reflect this adjustment. In accordance with ASC Topic 250, *Accounting Changes and Error Corrections*, we evaluated the materiality of the error from a qualitative and quantitative perspective and concluded that the error was not material to any prior period. Further, we evaluated the materiality of the error on the results of operations for the fiscal years end October 31, 2007, through October 31, 2010, and concluded that the error was not material for the year or the trend of financial results for any period presented.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements of Champion Industries, Inc. and Subsidiaries (the "Company") include the accounts of The Chapman Printing Company, Inc., Bourque Printing, Inc., Dallas Printing Company, Inc., Stationers, Inc., Carolina Cut Sheets, Inc., U.S. Tag & Ticket, Donihe Graphics, Inc., Smith and Butterfield Co., Inc., The Merten Company, Interform Corporation, Blue Ridge Printing Co., Inc., CHMP Leasing, Inc., Rose City Press, Capitol Business Equipment, Inc., Thompson's of Morgantown, Inc., Independent Printing Service, Inc., Diez Business Machines, Transdata Systems, Inc., Syscan Corporation and Champion Publishing, Inc.

Significant intercompany transactions have been eliminated in consolidation.

ACCOUNTS RECEIVABLE

Accounts receivable are stated at the amount billed to customers and generally do not bear interest. Accounts receivable are ordinarily due 30 days from the invoice date.

The Company encounters risks associated with sales and the collection of the associated accounts receivable. As such, the Company records a monthly provision for accounts receivable that are considered to be uncollectible. In order to calculate the appropriate monthly provision, the Company primarily utilizes a historical rate of accounts receivable written off as a percentage of total revenue. This historical rate is applied to the current revenues on a monthly basis. The historical rate is updated periodically based on events that may change the rate such as a significant increase or decrease in collection performance and timing of payments as well as the calculated total exposure in relation to the allowance. Periodically, the Company compares the identified credit risks with the allowance that has been established using historical experience and adjusts the allowance accordingly.

During 2011, 2010 and 2009, $270,000, $370,000, and $876,000 of bad debt expense was incurred and the allowance for doubtful accounts was $933,000, $1,297,000, and $1,353,000 as of October 31, 2011, 2010 and 2009. The actual write-offs for the periods were $633,000, $426,000, and $1,375,000 during 2011, 2010 and 2009. The actual write-offs occur when it is determined an account will not be collected. General economic conditions and specific geographic and customer concerns are major factors that may affect the adequacy of the allowance and may result in a change in the annual bad debt expense.

No individual customer represented greater than 4.0% of the gross outstanding accounts receivable at October 31, 2011 and 2010. The Company's ten largest accounts receivable balances represented 19.0% and 17.4% of gross outstanding accounts receivable at October 31, 2011 and 2010.

INVENTORIES

Inventories are principally stated at the lower of first-in, first-out, cost or market. Manufactured finished goods and work-in-process inventories include material, direct labor and overhead based on standard costs, which approximate actual costs.

INVENTORY RESERVES

Reserves for slow moving and obsolete inventories are provided based on historical experience, inventory aging historical review and management judgment. The Company continuously evaluates the adequacy of these reserves and makes adjustments to these reserves as required.

PROPERTY AND EQUIPMENT

Depreciation of property and equipment and amortization of leasehold improvements and equipment under capital leases are recognized primarily on the straight-line and declining-balance methods in amounts adequate to amortize costs over the estimated useful lives of the assets as follows:

Buildings and improvements	5 - 40 years
Machinery and equipment	3 - 10 years
Furniture and fixtures	5 - 10 years
Vehicles	3 - 5 years

Major renewals, betterments and replacements are capitalized while maintenance and repair costs are charged to operations as incurred. Upon the sale or disposition of assets, the cost and related accumulated depreciation are removed from the accounts with the resulting gains or losses reflected in income. Depreciation expense approximated $3,664,000, $3,844,000, and $4,199,000 for the years ended October 31, 2011, 2010 and 2009 and is reflected as a component of cost of sales and newspaper operating costs and selling, general and administrative expenses.

Long-lived property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. This evaluation includes the review of operating performance and estimated future undiscounted cash flows of the underlying assets or businesses.

GOODWILL

Goodwill shall not be amortized; instead it is tested for impairment using a fair-value approach on an annual basis typically for the Company during the fourth quarter of each year. Goodwill is also tested between annual tests if indicators of potential impairment exist.

Goodwill shall not be amortized; instead, it shall be tested for impairment at a level of reporting referred to as a reporting unit. The first step of impairment analysis is a screen for potential impairment and the second step, if required, measures the amount of the impairment. The Company performs an annual impairment test annually. The Company recorded various charges associated with Goodwill and other assets in 2011 and 2009 as further disclosed in Note 11 to the Consolidated Financial Statements.

INTANGIBLE ASSETS

Trademark and masthead are not subject to amortization whereas other remaining intangible assets are subject to amortization and are amortized using the straight-line method over their estimated benefit period, in our case 5-20 years. The fair values of these intangible assets are estimated based on management's assessment as well as independent third party appraisals in some cases.

ADVERTISING COSTS

Advertising costs are expensed as incurred. Advertising expense for the years ended October 31, 2011, 2010 and 2009 approximated $592,000, $598,000, and $791,000.

INCOME TAXES

Provisions for income taxes currently payable and deferred income taxes are based on the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average shares of common stock outstanding for the period and excludes any dilutive effects of stock options. Diluted earnings per share is computed by dividing net income by the weighted average shares of common stock outstanding for the period plus the shares that would be outstanding assuming the exercise of dilutive stock options using the treasury stock method. There was no dilutive effect in fiscal 2011, 2010, and 2009.

SEGMENT INFORMATION

The Company designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. The Company's operating segments are more fully described in Note 9.

REVENUE RECOGNITION

Revenues are recognized when products are shipped or ownership is transferred and when services are rendered to customers. The Company acts as a principal party in sales transactions, assumes title to products and assumes the risks and rewards of ownership including risk of loss for collection, delivery or returns. The Company typically recognizes revenue for the majority of its products upon shipment to the customer and transfer of title. Under agreements with certain customers, custom forms may be stored by the Company for future delivery. In these situations, the Company may receive a logistics and warehouse management fee for the services provided. In these cases, delivery and bill schedules are outlined with the customer and product revenue is recognized when manufacturing is complete and the product is received into the warehouse, title transfers to the customer, the order is invoiced and there is reasonable assurance of collectability. Since the majority of products are customized, product returns are not significant. Therefore, the Company records sales on a gross basis. Advertising revenues are recognized, net of agency commissions, in the period when advertising is printed or placed on websites. Circulation revenues are recognized when purchased newspapers are distributed. Amounts received from customers in advance of revenue recognized are recorded as deferred revenue. The deferred revenue associated with The Herald-Dispatch approximated $614,000, and $591,000 at October 31, 2011 and 2010. Revenue generally is recognized net of any taxes collected from customers and subsequently remitted to government authorities. The costs of delivering finished goods to customers are recorded as shipping and handling costs and included in cost of sales. Shipping and handling costs that are included in the price of the product are included in net sales.

ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES

A liability for a cost associated with an exit or disposal activity shall be measured initially at its fair value in the period in which the liability is incurred.

ACCOUNTING FOR STOCK-BASED COMPENSATION

Before the adoption of the current applicable accounting standards, the Company had elected to follow the intrinsic value method in accounting for its employee stock options. Accordingly, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense was recognized. There were no stock option grants in 2011, 2010 or 2009. Any future stock-based compensation will be measured at the grant date based on the fair value of the award and it would be recognized as an expense over the applicable vesting periods of the stock award using the straight line method.

FAIR VALUE MEASUREMENTS

The Company measures and records in the accompanying Consolidated Financial Statements certain liabilities at fair value on a recurring basis. There is a fair value hierarchy for those instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and our own assumptions (unobservable inputs). The hierarchy consists of three levels:

Level 1 - Quoted market prices in active markets for identical assets or liabilities

Level 2 - Inputs other than Level 1 inputs that are either directly or indirectly observable; and

Level 3 - Unobservable inputs developed using estimates and assumptions developed by the Company, which reflect those that a market participant would use.

Our interest bearing debt is primarily composed of a revolving line of credit and term loan facility with a syndicate of banks. The carrying amount of these facilities and their fair value are discussed further in Note 3.

Cash and cash equivalents consist principally of cash on deposit with banks, all highly liquid investments with an original maturity of three months or less. The Company's cash deposits in excess of federally insured amounts are primarily maintained at a large well-known financial institution.

The carrying amounts of the Company's accounts receivable, accounts payable, accrued payrolls and commissions, taxes accrued and withheld and accrued expenses approximates fair value due to their short-term nature.

Goodwill and other intangible assets are measured on a non-recurring basis using Level 3 inputs, as further discussed in Note 11.

NEWLY ISSUED ACCOUNTING STANDARDS

In 2011, the FASB issued Accounting Standards Update ("ASU") 2011-08, *Testing Goodwill for Impairment*, which provides new guidance on testing goodwill for impairment. This new guidance gives the Company, subject to certain conditions, the option of first performing a qualitative assessment to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the reporting unit is less than its carrying amount. The Company adopted this guidance in 2011, as permitted. Adoption did not have a material impact on our Consolidated Financial Statements.

Comprehensive income. In June and December 2011, the FASB issued guidance on the presentation of comprehensive income. This guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity, which is our current presentation, and also requires presentation of reclassification adjustments from other comprehensive income to net income on the face of the financial statements. This guidance is effective for fiscal years and interim periods beginning after December 15, 2011, with the exception of the requirement to present reclassification adjustments from other comprehensive income to net income on the face of the financial statements, which has been deferred pending further deliberation by the FASB, and is not expected to have a material effect on our financial condition of results of operations, though it will change our financial statement presentation.

RECLASSIFICATION

Certain prior-year amounts have been reclassified to conform to the current year Financial Statement Presentation.

2. INVENTORIES

Inventories consisted of the following:

	October 31, 2011	October 31, 2010
Printing and newspaper:		
Raw materials	**$ 2,415,701**	$ 2,897,036
Work in process	**1,252,170**	1,130,291
Finished goods	**2,975,769**	3,451,815
Office products and office furniture	**2,254,086**	2,211,191
	$ 8,897,726	$ 9,690,333

3. LONG-TERM DEBT

Long-term debt consisted of the following:

	October 31, 2011	October 31, 2010
Installment notes payable to banks, due in monthly installments plus interest at rates approximating the bank's prime rate or the prime rate subject to various floors maturing in various periods ranging from December 2011-September 2014,collateralized by equipment and vehicles.	**$ 1,175,784**	$ 1,300,364
Notes payable to shareholders. The shareholder note of $3.0 million plus all accrued interest is due in one balloon payment in September 2014.	**—**	3,000,000
Term loan facility with a syndicate of banks, due in quarterly installments of $1,225,000 plus interest payments equal to the base rate plus the applicable margin or the adjusted LIBOR rate plus the applicable margin maturing September 2013, collateralized by substantially all of the assets of the Company.	**37,884,224**	43,057,978
Revolving line of credit loan facility with a syndicate of banks, interest payments based primarily on maturity of LIBOR Borrowings typically 30-60 days at the LIBOR rate plus the applicable margin maturing in September 2012, collateralized by substantially all of the assets of the Company.	**9,725,496**	10,425,496
	48,785,504	57,783,838
Less current portion revolving line of credit	**9,725,496**	—
Less long-term portion revolving line of credit	**—**	10,425,496
Less current portion long-term debt	**38,629,011**	5,484,842
Long-term debt, net of current portion and revolving line of credit	**$ 430,997**	$ 41,873,500

Maturities of long-term debt and revolving line of credit for each of the next five years follow:

2012	$ 48,354,507
2013	360,982
2014	70,015
2015	—
2016	—
	$ 48,785,504

The secured and unsecured credit facilities contain restrictive financial covenants requiring the Company to maintain certain financial ratios. The Company was unable to remain in compliance with certain financial covenants arising under substantially all of its long-term note agreements. The creditors have not waived the financial covenant requirements. The Company received a notice of default on December 12, 2011, which was reported pursuant to item 2.04 of Form 8-K filed December 15, 2011. This notice of default advised that the Administrative Agent had not waived the event of default and reserves all rights and remedies thereof. These remedies include, under the Credit Agreement, the right to accelerate and declare due and immediately payable the principal and accrued interest on all loans outstanding under the Credit Agreement. The notice of default further stated that any extension of additional credit under the Credit Agreement would be made by the lenders in their sole discretion without any intention to waive any event of default.

On December 28, 2011, the Administrative Agent, the Lenders, the Company, all of its subsidiaries and Marshall T. Reynolds entered into a Limited Forbearance Agreement and Third Amendment to Credit Agreement (the "Limited Forbearance Agreement") which provides, among other things, that during a forbearance period commencing on December 28, 2011, and ending on April 30, 2012 (unless terminated sooner by default of the Company under the Limited Forbearance Agreement or Credit Agreement), the Lenders are willing to temporarily forbear exercising certain rights and remedies available to them, including acceleration of the obligations or enforcement of any of the liens provided for in the Credit Agreement. The Company acknowledged in the Limited Forbearance Agreement that as a result of the existing defaults, the Lenders are entitled to decline to provide further credit to the Company, to terminate their loan commitments, to accelerate the outstanding loans, and to enforce their liens.

The Limited Forbearance Agreement provides that during the forbearance period, so long as the Company meets the conditions of the Limited Forbearance Agreement, it may continue to request credit under the revolving credit line.

The Limited Forbearance Agreement requires the Company to:
(a) engage a chief restructuring advisor to assist in developing a written restructuring plan for the Company's business operations;
(b) submit a restructuring plan to the Administrative Agent by February 15, 2012;
(c) provide any consultant retained by the Administrative Agent with access to the operations, records and employees of the Company;
(d) attain revised minimum EBITDA covenant targets; and
(e) provide additional financial reports to the Administrative Agent.

The Limited Forbearance Agreement provides that the credit commitment under the Credit Agreement is $15,000,000 and provides for a $1,450,000 reserve against the Credit Agreement borrowing base. The Company had borrowed under its $15.0 million line of credit approximately $9.7 million at October 31, 2011, which encompassed working capital requirements, refinancing of existing indebtedness prior to The Herald-Dispatch acquisition and to partially fund the purchase of The Herald-Dispatch. Pursuant to the terms of the Limited Forbearance Agreement, the Company's borrowing base certificate as submitted to the Administrative Agent and adjusted in this filing for such provisions in the Limited Forbearance Agreement reflected minimum excess availability of $5.4 million as of October 31, 2011. The minimum excess availability is subject to a $1,450,000 reserve and may be adjusted by the Administrative Agent.

The Company had borrowed under its $17.0 million line of credit approximately $10.4 million at October 31, 2010, which encompassed working capital requirements, refinancing of existing indebtedness prior to The Herald-Dispatch acquisition and to partially fund the purchase of The Herald-Dispatch. The $17.0 million line of credit was subsequently reduced to $15.0 million, pursuant to the terms of the Limited Forbearance Agreement.

The Limited Forbearance Agreement provides that $2,000,000 of the $2,500,000 cash collateral held by the Administrative Agent pursuant to the Contribution Agreement and Cash Collateral Security Agreement dated March 31, 2010, among the Company, Marshall Reynolds and the Administrative Agent (the "Contribution Agreement") shall be applied at the execution of the Limited Forbearance Agreement to the outstanding term loans in inverse order of maturity, which shall satisfy in full (a) any fixed charge violation (as defined in the Contribution Agreement) as of October 31, 2011, and during the forbearance period and (b) any excess cash flow payment due under the Credit Agreement during the forbearance period. If the Company, the Administrative Agent and applicable lenders do not enter into a new agreement or an amendment to the Limited Forbearance Agreement by April 30, 2012, the defaults shall be deemed existing and unsecured and any remaining funds in the cash collateral account shall be immediately available to the Administrative Agent pursuant to the Contribution Agreement. The $2,000,000 in cash collateral released to pay down term debt was issued in the form of a subordinated unsecured promissory note in the like amount on December 28, 2011.

Upon the expiration of the Limited Forbearance Agreement, a total of $47.6 million of long-term debt and outstanding revolving line of credit borrowings outstanding at October 31, 2011 are subject to accelerated maturity and, as such, the creditors may, at their option, give notice to the Company that amounts owed are immediately due and payable. As a result, the full amount of the related long-term debt has been classified as a current liability in the accompanying Balance Sheet at October 31, 2011, representing $33.0 million of term debt as well as approximately $9.7 million in revolving credit borrowing based on contractual maturities. Regardless of the non-compliance with financial covenants, the Company has made every scheduled payment of principal and interest, including additional payments for excess cash flow recapture payments and extra payments provided for within the Limited Forbearance Agreement, Second Amendment, Forbearance Agreement and Credit Agreement. The Company is required to maintain a minimum of $750,000 of compensating balances with the Administrative Agent under the terms of its Credit Agreement.

On December 29, 2009, the Company, Marshall T. Reynolds, Fifth Third Bank, as Administrative Agent for lenders under the Company's Credit Agreement dated September 14, 2007, and the other lenders entered into a Forbearance Agreement. The Forbearance Agreement, among other provisions, required Marshall T. Reynolds to lend to the Company $3,000,000 in exchange for a subordinated unsecured promissory note in like amount, payment of principal and interest on which is prohibited until payment of all liabilities under the Credit Agreement. The subordinated unsecured promissory note, bearing interest at a floating Wall Street Journal prime rate and maturing September 14, 2014, and a debt subordination agreement, both dated December 29, 2009, were executed and delivered, and Mr. Reynolds advanced $3,000,000 to the Company. The $3,000,000 was applied to a prepayment of $3,000,000 of the Company's loans. The Forbearance Agreement expired on March 31, 2010 and the Company entered into a Second Amendment and Waiver to Credit Agreement.

On July 18, 2011, the Company and Mr. Reynolds entered into and consummated an Exchange Agreement pursuant to which the $3,000,000 subordinated unsecured promissory note, dated December 29, 2009 and delivered in connection with the Forbearance Agreement, together with $147,875 in accrued interest, was exchanged for 1,311,615 shares of common stock. The ratio of exchange was $2.40 of principal and accrued interest for one share of common stock. The transaction was completed at a discount of approximately 42.5% of the face value of the subordinated unsecured promissory note and related accrued interest. The transaction was approved by a majority of the disinterested directors in a separate board meeting chaired by a disinterested director. The transaction resulted in a net gain on early extinguishment of debt from a related party which is reflected in our Consolidated Statements of Operations. As a result of the Exchange Agreement, Marshall T. Reynolds beneficially owns over 50% of the Company's outstanding common stock.

On March 31, 2010, the Company, Fifth Third Bank, as a Lender, L/C Issuer and Administrative Agent for Lenders (the "Administrative Agent") and the other Lenders party to the Company's Credit Agreement dated September 14, 2007 (the "Credit Agreement") entered into a Second Amendment and Waiver to Credit Agreement ("the "Second Amendment"). All conditions precedent to the effectiveness of the Second Amendment were satisfied on April 6, 2010. The Company has pledged substantially all of the assets of the Company as collateral for the indebtedness under the Credit Agreement.

In the Second Amendment the Administrative Agent and Lenders waived any default or event of default arising from the Company's previously disclosed violations of provisions of the Credit Agreement. The Second Amendment amended various provisions of the Credit Agreement, including but not limited to:

- a $17,000,000 revolving credit facility with a sublimit of up to $3,000,000 for letters of credit and $3,000,000 for swing line loans. Outstanding borrowings, thereunder, may not exceed the sum of (1) up to 85% of eligible receivable plus (b) up to the lesser of $6,000,000 or 50% of eligible inventory.
- at the Company's option, interest at a LIBOR Rate, so long as no default exists.
- post-default increase in interest rate of 2%.
- amendment of various financial covenants.
- fixed charge coverage ratio is required to be 1.0:1.0 through January 31, 2011; 1.1:1.0 through January 31, 2012 and 1.20:1.00 thereafter.
- leverage ratio shall not be greater than 6.5:1.00 at April 30, 2010 with 0.5:1.00 step-downs quarterly through April 30, 2011 and 0.25:1.00 quarterly step-downs through April 30, 2012.
- minimum EBITDA pursuant to a quarterly build up commencing with the three months ended April 30, 2010 of $2,700,000, the six months ended July 31, 2010 of $5,400,000, the nine months ended October 31, 2010 of $8,900,000 and the twelve months

ended January 31, 2011 of $11,800,000, thereafter varying quarterly step-ups culminating in twelve months trailing EBITDA of $14,300,000 at October 31, 2012.

- maximum capital expenditures are limited to $2,000,000 per fiscal year for the years ended October 31, 2010 and 2011 and $2,500,000 thereafter.
- enhanced reporting by the Company to Administrative Agent, including monthly reports and conference calls, quarterly reports by the Company's independent auditors of restructuring charges and organizational expense reductions.
- application of the Company's income tax refunds applied to reduce indebtedness under the Credit Agreement.
- restrictions on payment of dividends based on various covenant compliance thresholds.

As required by the Second Amendment, the Company, Marshall T. Reynolds and the Administrative Agent entered into a Contribution Agreement and Cash Collateral Security Agreement dated March 31, 2010 (the "Contribution Agreement") pursuant to which Mr. Reynolds deposited $2,500,000 as cash collateral with the Administrative Agent, which the Administrative Agent may withdraw upon an event of default under the Credit Agreement. The cash collateral is in an account in Mr. Reynolds name with the Administrative Agent and is not reflected on the Company's financial statements at October 31, 2011 and 2010.

In connection with the Contribution Agreement, the Company executed and delivered to Mr. Reynolds a Subordinated Promissory Note in an amount up to $2,500,000 (or less, based on draws by the Administrative Agent pursuant to the terms of the Contribution Agreement), payment of principal and interest on which is prohibited prior to January 31, 2011, and thereafter only with the Administrative Agent's consent. The amount, if any, owed under the Subordinated Promissory Note is contingent upon a draw having been made under the Contribution Agreement. This promissory note was unfunded at the issuance date and at October 31, 2011 and 2010, and therefore there was no outstanding subordinated debt or accrued interest related to this note, because the Administrative Agent had made no draws on the cash collateral at the issuance date through October 31, 2011. The Subordinated Promissory Note bears interest at the Wall Street Journal prime rate (3.25% at inception and at October 31, 2011 and 2010), matures September 14, 2014 and is unsecured. In the event of a draw under the terms of the Contribution Agreement, the cash proceeds shall be deemed to be a subordinated loan made by Mr. Reynolds to the Company. Pursuant to the terms of the Contribution Agreement, the triggers which may require a draw and subsequent issuance of subordinated debt include a payment violation, a fixed charge coverage ratio violation and a delivery violation by the Company failing to deliver a Compliance Certificate to the Administrative Agent when due under the Credit Agreement. Upon a draw on Mr. Reynolds' cash collateral account, he is deemed to have made a loan in like amount under the Contribution Agreement and Subordinated Promissory Note, in amounts up to $2.5 million, the proceeds of which will be used by the Administrative Agent to repay outstanding term loans in the inverse order of maturity.

On December 28, 2011, pursuant to the terms of the Limited Forbearance Agreement, a draw of $2.0 million was made on the cash collateral and $2.0 million was funded in the form of the subordinated unsecured promissory note.

The Company is required to make certain mandatory payments on its credit facilities related to (1) net proceeds received from a loss subject to applicable thresholds, (2) equity proceeds and (3) effective January 31, 2009, and continuing each year thereafter under the terms of the agreement the Company is required to prepay its credit facilities by 75% of excess cash flow for its most recently completed fiscal year. The excess cash flow for purposes of this calculation is defined as the difference (if any) between (a) EBITDA for such period and (b) federal, state and local income taxes paid in cash during such period plus capital expenditures during such period not financed with indebtedness plus interest expense paid in cash during such period plus the aggregate amount of scheduled payments made by the Company and its Subsidiaries during such period in respect of all principal on all indebtedness (whether at maturity, as a result of mandatory sinking fund redemption, or otherwise), plus restricted payments paid in cash by the Company during such period in compliance with the Credit Agreement. Pursuant to the terms of the Limited Forbearance Agreement, there would be no excess cash flow payment due based on the contractual provisions regarding the application of cash collateral. The Company paid its prepayment obligation of approximately $2.0 million in January 2009 and had no balance due under its prepayment obligation for fiscal 2010 and 2011 that would have been payable January 2011 and 2012 pursuant to the applicable calculations of the applicable credit agreements.

The prime rate was the primary interest rate on the above loans prior to September 14, 2007. After this date, the primary interest rate consisted primarily of LIBOR 30-day, 60-day and 90-day rates plus the applicable margin (effective with the Second Amendment, the primary interest rate was LIBOR 30-day and 60-day rates plus the applicable margin). Prime rate approximated 3.25% at October 31, 2011 and 2010, while the 30-day LIBOR rate approximated 0.24% and 0.25% at October 31, 2011 and 2010. The Company had entered into a hedging arrangement to convert $25.0 million of variable interest rate debt to fixed interest rate debt. There was no current balance outstanding subject to the hedge at October 31, 2011 and 2010 (see Note 13). The swap agreement terminated effective October 29, 2010, therefore, converting from fixed interest rate debt to variable interest upon termination. Interest paid during the years ended October 31, 2011, 2010 and 2009 approximated $3,598,000, $5,256,000, and $4,345,000. The Company had accrued interest of approximately $162,000 and $313,000 at October 31, 2011 and 2010 recorded as accrued expenses on the balance sheet. Deferred financing costs are amortized over the life of the related credit facilities and are reported as part of interest expense. In 2011, 2010 and 2009, $437,000, $373,000, and $309,000 of deferred financing costs were included as interest expense. In addition, certain period costs associated with these credit facilities are recorded as a component of interest including administrative agent fees and costs.

The fair value of the Company's interest- bearing debt and revolving credit facilities related to its primary credit facilities with a syndicate of banks based on estimated market prices for similar issues of debt with consistent remaining maturities and terms was a total of $46.0 million. This valuation was based on an independent third party appraisal and utilized contractual maturities of existing term debt and revolving line of credit with a syndicate of banks, which represents substantially all of the Company's borrowings. The valuation approach utilized employed a combination of the market and income approaches utilizing historical data available on publicly traded bonds, peer ratio and Company ratio analysis and other valuation criteria. The fair value of the Company's debt, since there is not an active market, would be subject to various factors which the Company was unable to assess in this valuation including specific market demand, industry outlooks, Company forecasts, collateral coverage, the regulatory environment for potential lenders, the general state of the economy and overall credit conditions and other factors. Therefore, the appraised fair value and actual market value may be materially different. The term debt not related to the syndicate had a carrying value of approximately $1.2 million and the Company believes carrying value approximates fair value for this debt based on recent market conditions, collateral support, recent borrowings and other factors.

The Company may incur costs in 2012 related to facility consolidations, employee termination costs and other restructuring related activities. These costs may be incurred, in part, as a response to the Company's efforts to overcome the impact of the global economic crisis and may occur pursuant to certain initiatives being reviewed in accordance with the provisions of the Limited Forbearance Agreement.

The Company's non-cash activities for 2011, 2010 and 2009 included equipment purchases of approximately $621,000, $459,000, and $818,000, and which were financed by a bank.

4. EMPLOYEE BENEFIT PLAN

The Company had a Profit Sharing Plan that covered all eligible employees and qualified as a Savings Plan under Section 401(k) of the Internal Revenue Code. Effective January 1, 1998, the Profit Sharing Plan was merged into The Champion Industries, Inc. 401(k) Plan (the "Plan"). The Plan covers all eligible employees who satisfy the age and service requirements. Each participant may elect to contribute up to 15% of annual compensation and the Company previously contributed 100% of the participant's contribution not to exceed 2% of the participant's annual compensation. The Company eliminated the employer match, as previously described, in the second quarter of 2010. The Company may make discretionary contributions to the Plan. The Company's expense under these plans was approximately $0, $121,000, and $445,000 for the years ended October 31, 2011, 2010 and 2009.

The Company's accrued vacation liability as of October 31, 2011 and 2010, was approximately $829,000, and $940,000. This item is classified as a component of accrued expenses on the financial statements.

The Company's 1993 Stock Option Plan provided for the granting of both incentive and non-qualified stock options to management personnel for up to 762,939 shares of the Company's common stock. In March 2004, the Company's 2003 stock option plan was adopted to provide for the granting of both incentive and non-qualified stock options to management personnel for up to 475,000 shares of the Company's common stock.

The option price per share for incentive stock options shall not be lower than the fair market value of the common stock at the date of grant. The option price per share for non-qualified stock options shall be at such price as the Compensation Committee of the Board of Directors may determine at its sole discretion. All options to date are incentive stock options. There were no options outstanding as of October 31, 2011 and 2010. Options vest immediately and may be exercised within five years from the date of grant.

A summary of the Company's stock option activity and related information for the years ended October 31 follows:

	2011	Weighted Average Exercise Price	2010	Weighted Average Exercise Price	2009	Weighted Average Exercise Price
Outstanding – beginning of year	—	$ —	220,000	$ 4.26	311,000	$ 4.27
Granted	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
Forfeited or expired	—	—	(220,000)	4.26	(91,000)	4.29
Outstanding – end of year	—	$ —	—	$ —	220,000	$ 4.26
Weighted average fair value of options granted during the year	$ —		$ —		$ —	

5. INCOME TAXES

Income tax (benefit) expense consisted of the following:

	Year Ended October 31, 2011	2010	2009
Current (benefit) expense:			
Federal	**$ (434,589)**	$ (754,195)	$ (1,601,934)
State	**(243,583)**	(333,390)	(170,248)
Deferred (benefit) expenses	**(1,586,526)**	1,571,336	(13,957,990)
	$ (2,264,698)	$ 483,751	$ (15,730,172)

Deferred tax assets and liabilities are as follows:

	October 31, 2011	October 31, 2010 (Restated)
Deferred tax assets:		
Allowance for doubtful accounts	**$ 329,860**	$ 475,365
Net operating loss carryforward	**2,191,478**	1,812,856
Accrued vacation	**316,953**	361,425
Other accrued liabilities	**595,519**	682,252
Intangible assets	**11,873,969**	10,172,784
Gross deferred tax assets	**15,307,779**	13,504,682
Deferred tax liabilities:		
Property and equipment	**(2,951,801)**	(3,218,553)
Gross deferred tax liability	**(2,951,801)**	(3,218,553)
Net deferred tax asset before valuation allowance	**12,355,978**	10,286,129
Valuation allowance:		
Beginning balance	**552,783**	478,918
Increase during the period	**44,928**	73,865
Ending balance	**597,711**	552,783
Net deferred tax asset	**$ 11,758,267**	$ 9,733,346

The above net deferred tax asset is presented on the balance sheet as follows:

	2011	2010 (Restated)
Deferred tax asset - current	**$ 864,108**	$ 1,363,195
Deferred tax asset - non-current	**10,894,159**	8,370,151
	$ 11,758,267	$ 9,733,346

A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate is as follows:

	Year Ended October 31,		
	2011	**2010**	**2009**
Statutory federal income tax rate	**(34.0) %**	34.0 %	(34.0) %
State taxes, net of federal benefit	**(5.2)**	(22.1)	(0.7)
Change in valuation allowance	**0.7**	7.6	0.3
Selling expenses	**1.3**	7.2	0.2
Cash surrender value of life insurance accretion	**—**	—	0.4
State apportionment and deferred tax adjustments	**(0.2)**	23.3	(3.1)
Federal and state tax net operating loss adjustments	**1.5**	—	(0.1)
Other	**(0.4)**	(0.2)	0.2
Interest rate swap	**—**	—	0.4
Effective tax rate	**(36.3) %**	49.8 %	(36.4) %

Income taxes (refunded) paid during the years ended October 31, 2011, 2010 and 2009 approximated $(272,000), $(1,675,000), and $(572,000). The Company recorded an income tax refund at October 31, 2011 and 2010 of $9,000 and $36,000. Certain taxable losses for 2010 are carried back to previous years to the extent allowable by applicable tax laws.

The Company's net operating losses are comprised of net operating losses from operations for both Federal and State as well as net operating losses of acquired companies. The tax affected benefit of these are reflected in the Financial Statements at $2.2 million or approximately $1.6 million net of valuation allowance. The Federal net operating losses may be carried forward 20 years and carried back 2 years whereas the State net operating losses generally cannot be carried back for the Company's purpose but can be carried forward 15-20 years

In June 2006, the FASB issued ASC 740 , this interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The Company adopted the standard addressing "Accounting for Uncertainty in Income Taxes" effective November 1, 2007 with no effect on the Company's consolidated financial statements. As of the date of adoption, the Company had approximately $150,000 of unrecognized tax benefits, all of which would impact the effective tax rate if recognized. The Company was notified in December of 2011 and the examination commenced in December of 2011 by the IRS covering our fiscal year end 2010 federal income tax return. As of October 31, 2011, the Company is subject to U.S. Federal income tax examination for returns filed after October 31, 2008. State Income Tax returns are generally subject to a period of examination for a period of three to five years. Tax interest and penalties are classified as income taxes in the accompanying statements of income and were insignificant for all periods presented. There was no unrecognized tax benefit at October 31, 2011 and 2010. The Company is currently unable to assess whether any significant increase to the unrecognized tax benefit will be recorded during the next 12 months.

6. RELATED PARTY TRANSACTIONS AND OPERATING LEASE COMMITMENTS

The Company leases operating facilities from entities controlled by its Chief Executive Officer, his family and affiliates as well as facilities controlled by a Company owned by the former sole owner of Syscan pursuant to the acquisition of Syscan (see Note 8). The original terms of these leases, which are accounted for as operating leases, range from two to fifteen years.

A summary of significant related party transactions follows:

	Year Ended October 31,		
	2011	**2010**	**2009**
Rent expense paid to affiliated entities for operating facilities	**$ 517,000**	$ 517,000	$ 367,000
Sales of office products, office furniture and printing services to affiliated entities	**951,000**	913,000	861,000

In addition, the Company leases property and equipment from unrelated entities under operating leases. Rent expense amounted to $683,000, $1,334,000, and $1,060,000 for the years ended October 31, 2011, 2010 and 2009.

Under the terms and conditions of the above-mentioned leases, the Company is primarily responsible for all taxes, assessments, maintenance, repairs or replacements, utilities and insurance. The Champion Output Solutions' lease excludes taxes and insurance during the initial lease term. Champion Output Solutions subleases approximately 8,500 square feet at an annual rate of approximately $38,000 on a month to month basis. The Company has renewal options for certain leases covering varying periods.

In addition, the Company purchased vehicles from an entity controlled by family members of its Chief Executive Officer in the amounts of $223,000, $101,000, and $58,000 for the years ended October 31, 2011, 2010 and 2009.

Future minimum rental commitments for all non-cancelable operating leases including related party commitments with initial terms of one year or more consisted of the following at October 31, 2011:

2012	$ 1,280,450
2013	1,104,692
2014	489,156
2015	207,198
2016	—
	$ 3,081,496

The Company participates in a self-insurance program for employee health care benefits with affiliates controlled by its Chief Executive Officer and as such is responsible for paying claims of Company participants as required by the plan document. The Company is allocated costs primarily related to the reinsurance premiums based on its proportionate share to provide such benefits to its employees. The Company's expense related to this program for the years ended October 31, 2011, 2010 and 2009 was approximately $4,813,000, $4,307,000, and $5,196,000.

During 2011, 2010 and 2009, the Company utilized an aircraft from an entity controlled by its Chief Executive Officer and reimbursed the controlled entity for the use of the aircraft, fuel, aircrew, ramp fees and other expenses attendant to the Company's use, in amounts aggregating $110,000, $47,000, and $49,000. The Company believes that such amounts are at or below the market rate charged by third-party commercial charter companies for similar aircraft.

The Company exercised its option to purchase a building at 3000 Washington Street, Charleston, WV on June 16, 2009. The Company assigned its option to a related party purchaser and leased the building back from the related party for a period of five years with a call option to purchase the building within the new five year lease period which commenced October 27, 2009 for $1.5 million.

On December 29, 2009, the Company, Marshall T. Reynolds, Fifth Third Bank, as Administrative Agent for lenders under the Company's Credit Agreement dated September 14, 2007, and the other lenders entered into a Forbearance Agreement. The Forbearance Agreement, among other provisions, required Marshall T. Reynolds to lend to the Company $3,000,000 in exchange for a subordinated unsecured promissory note in like amount, payment of principal and interest on which is prohibited until payment of all liabilities under the Credit Agreement. The subordinated unsecured promissory note, bearing interest at a floating Wall Street Journal prime rate and maturing September 14, 2014, and a debt subordination agreement, both dated December 29, 2009, were executed and delivered, and Mr. Reynolds advanced $3,000,000 to the Company. The $3,000,000 was applied to prepayment of $3,000,000 of the Company's loans. The Forbearance Agreement expired on March 31, 2010 and the Company entered into a Second Amendment and Waiver to Credit Agreement.

On July 18, 2011, the Company and Mr. Reynolds entered into and consummated an Exchange Agreement pursuant to which the $3,000,000 subordinated unsecured promissory note, dated December 29, 2009 and delivered in connection with the Forbearance Agreement, together with $147,875 in accrued interest, was exchanged for 1,311,615 shares of common stock. The ratio of exchange was $2.40 of principal and accrued interest for one share of common stock. The transaction was completed at a discount of approximately 42.5% of the face value of the subordinated unsecured promissory note and related accrued interest. The transaction was approved by a majority of the disinterested directors in a separate board meeting chaired by a disinterested director. The transaction resulted in a net gain on early extinguishment of debt from a related party which is reflected in our consolidated statements of operations. As a result of the Exchange Agreement, Marshall T. Reynolds beneficially owns over 50% of the Company's outstanding common stock.

As required by the Second Amendment, the Company, Marshall T. Reynolds and the Administrative Agent entered into a Contribution Agreement and Cash Collateral Security Agreement dated March 31, 2010 (the "Contribution Agreement") pursuant to which Mr. Reynolds deposited $2,500,000 as cash collateral with the Administrative Agent, which the Administrative Agent may withdraw upon an event of default under the Credit Agreement. This cash collateral is in an account in Mr. Reynolds name with the Administrative Agent and is not reflected on the Company's financial statements at October 31, 2011 and 2010.

In connection with the Contribution Agreement, the Company has executed and delivered to Mr. Reynolds a Subordinated Promissory Note in an amount up to $2,500,000 (or less, based on draws by the Administrative Agent pursuant to the terms of the Contribution Agreement), payment of principal and interest on which is prohibited prior to January 31, 2011, and thereafter only with the Administrative Agent's consent. The amount, if any, owed under the Subordinated Promissory Note is contingent upon a draw having been made under the Contribution Agreement. This promissory note was unfunded at the issuance date and at October 31, 2011 and 2010 and therefore there is no outstanding subordinated debt or accrued interest related to this note, because the Administrative Agent has made no draws on the cash collateral at the issuance date through October 31, 2011. The Subordinated Promissory Note bears interest at the Wall Street Journal prime rate (3.25% at inception and at October 31, 2011 and 2010), matures September 14, 2014 and is unsecured. In the event of a draw under the terms of the Contribution Agreement, the cash proceeds shall be deemed to be a subordinated loan made by Mr. Reynolds to the Company. Pursuant to the terms of the Contribution Agreement, the triggers which may require a draw and subsequent issuance of subordinated debt include a payment violation, a fixed charge coverage ratio violation and a delivery violation by the Company failing to deliver a Compliance Certificate to the Administrative Agent when due under the Credit Agreement. Upon a draw on Mr. Reynolds' cash collateral account, he is deemed to have made a loan in like amount under the Contribution Agreement and Subordinated Promissory Note, in amounts up to $2.5 million, the proceeds of which will be used by the Administrative Agent to repay outstanding term loans in the inverse order of maturity.

On December 28, 2011, pursuant to the terms of the Limited Forbearance Agreement, a draw of $2.0 million was made on the cash collateral and $2.0 million was funded in the form of the subordinated unsecured promissory note.

Mr. Reynolds has granted the Administrative Agent a first priority security interest in the cash collateral.

The Company believes that the terms of its related party transactions are no less favorable to the Company than could be obtained with an independent third party.

7. COMMITMENTS AND CONTINGENCIES

The Company is subject to the environmental laws and regulations of the United States and the states in which it operates concerning emissions into the air, discharges into the waterways and the generation, handling and disposal of waste materials. The Company's past expenditures relating to environmental compliance have not had a material effect on the Company and are included in normal operating expenses. These laws and regulations are constantly evolving, and it is impossible to predict accurately the effect they may have upon the capital expenditures, earnings, and competitive position of the Company in the future. Based upon information currently available, management believes that expenditures relating to environmental compliance will not have a material impact on the financial position of the Company.

The Company is subject to various claims and legal actions that arise in the ordinary course of business as well as various governmental audits and examinations. In the opinion of management, after consulting with legal counsel where applicable, the Company believes that the ultimate resolution of these claims, audits and legal actions will not have a material effect on the Consolidated Financial Statements of the Company.

8. ACQUISITIONS

On September 14, 2007, the Company completed, pursuant to an asset purchase agreement, the acquisition of The Herald-Dispatch daily newspaper in Huntington, WV. The purchase price was $77.0 million and subject to a working capital payment of $837,554 plus or minus any change in working capital from the index working capital base of $1,675,107 at the closing date of September 14, 2007. The working capital payment totaled approximately $1.6 million.

Approximately six weeks of the operations of The Herald-Dispatch are included in the Company's Statement of Operations commencing concurrent with the acquisition in 2007.

The Company acquired substantially all of the net assets of The Herald-Dispatch for a purchase price of $77.0 million consisting of cash. The purchase price included a cash payment of $77.0 million plus acquisition costs of approximately $373,000 and a working capital adjustment of approximately $1,616,000. The working capital adjustment was recorded under accrued expenses at October 31, 2007. The purchase price was financed by the Company through a term debt facility and a revolving credit facility. The purchase of The Herald-Dispatch was consummated based on certain specifically identified synergies due in part to duplicative functions, to achieve cash flow diversity, to capitalize on a unique investment opportunity in the Company's core territory, and to provide a platform for future growth and expansion opportunities. The following is a condensed balance sheet indicating the amount assigned to each major asset and liability caption of The Herald-Dispatch at September 14, 2007:

Current assets, net of cash received	$ 2,748,445
Property, plant and equipment	8,582,200
Goodwill	35,396,335
Trademark and masthead	18,515,316
Subscriber base asset	3,427,755
Advertiser base asset	10,613,497
Total assets	$ 79,283,548
Current liabilities	$ 740,395
Net assets acquired	$ 78,543,153

The following table summarizes the unaudited consolidated pro forma results of operations and pro forma net income per share for the years ended October 31, 2007, assuming The Herald-Dispatch acquisition had occurred at the start of the Company's fiscal year for the period represented below. The pro forma results below were derived from The Herald-Dispatch internal financial statements representing the periods approximating the Company's fiscal year and are reflective of adjustments associated with additional interest expense and associated deferred financing costs not recorded on the Company's financial statements of approximately $5.2 million for 2007. The Company recorded pro forma adjustments resulting from additional amortization expense of $614,000 for 2007, additional depreciation of $524,000 for 2007 and adjustments associated with retirement plans and postretirement benefits other than pensions which were not assumed by the Company totaling $398,000 in 2007.

	2007 *(In millions, except per share data)*
Revenues	$ 167.5
Net income	$ 6.9
Earnings	
Basic	$ 0.69
Diluted	$ 0.68
Weighted average shares outstanding:	
Basic	10.0
Diluted	10.1

The identifiable intangible assets of The Herald-Dispatch are being amortized on a straight-line basis over a period of 20 and 25 years for the subscriber and advertiser base, respectively. The weighted average life of the amortizable intangible assets for the acquisition of The Herald-Dispatch at the acquisition date was approximately 20 years. The trademark and masthead for the acquisition of The Herald-Dispatch was determined to have an indefinite life. The remaining allocation of the purchase price of The Herald-Dispatch was assigned to goodwill. The Company expects to achieve tax deductions associated with non-amortizing intangibles and goodwill of approximately $3.6 million per year for a period of 15 years. In 2011, the Company recorded asset impairment charges of $8.7 million ($5.4 million, net of deferred tax benefit) associated with the acquisition of the Herald-Dispatch. In 2009, the Company recorded asset impairment charges of $41.1 million ($25.5 million, net of deferred tax benefit) associated with the acquisition of The Herald-Dispatch (see Note 11).

On September 7, 2004, the Company acquired all the issued and outstanding capital stock of Syscan Corporation ("Syscan"), a West Virginia corporation, for a cash price of $3,500,000 and a contingent purchase price, dependent upon satisfaction of certain conditions, not to exceed the amount of $1,500,000. On December 14, 2006, the Company paid the contingent purchase price in the amount of $1,350,725. This amount was accrued at October 31, 2006. The Company also purchased a building from an entity controlled by Syscan's sole shareholder for $117,000 concurrent with the Syscan acquisition. After considering the cash received, the acquisition of a building and acquisition costs the net assets acquired totaled approximately $2,688,000. Syscan Corporation is a provider of integrated business products, with a primary emphasis on office and data products, printing, mailing and fulfillment services, and office furniture. The acquisition was consummated based on significant identified synergies which could be achieved due to a duplication of market territory. The acquisition brought additional supply chain management and mailing expertise to the Company and allowed Syscan to offer a broader array of printing services to its existing customer base.

The Williams Land Corporation had the option to put the 3000 Washington Street building occupied by Syscan to the Company for a purchase price of $1.5 million and the Company had the option to purchase the building for $1.5 million at the conclusion of the five year lease term ending September 1, 2009. This option could be exercised no later than 60 days prior to the end of the lease and closing of said purchase could not exceed 45 days from the end of the lease. The Company exercised its option to purchase this building on June 16, 2009. The Company assigned its option to purchase to a related party and leased the building back from the related party for a period of five years with a call option to purchase the building within the new five year lease period, which commenced October 27, 2009, for $1.5 million.

All of the above transactions have been accounted for using the purchase method of accounting.

9. INDUSTRY SEGMENT INFORMATION

The Company operates principally in three industry segments organized on the basis of product lines: the production, printing and sale, principally to commercial customers, of printed materials (including brochures, pamphlets, reports, tags, continuous and other forms); the sale of office products and office furniture including interior design services; and publication of The Herald-Dispatch daily newspaper in Huntington, West Virginia with a total daily and Sunday circulation of approximately 24,000 and 30,000 respectively. The Company employs approximately 660 people, of whom approximately 10 or 2%, are covered by collective bargaining agreements, which expire December 31, 2013.

The Company reports segment information in a manner consistent with the way that our management, including our chief operating decision maker, the Company's Chief Executive Officer, assesses performance and makes decisions regarding allocation of resources in accordance with the Segment Disclosures Topic of the ASC.

Our Financial Reporting systems present various data, which is used to operate and measure our operating performance. Our chief operating decision maker utilizes various measures of a segment's profit or loss including historical internal reporting measures and reporting measures based on product lines with operating income (loss) as the key profitability measure within the segment. Product line reporting is the basis for the organization of our segments and is the most consistent measure used by the chief operating decision maker and conforms with the use of segment operating income or (loss) that is the most consistent with those used in measuring like amounts in the Consolidated Financial Statements.

The identifiable assets are reflective of non-GAAP assets reported on the Company's internal balance sheets and are typically adjusted for negative book cash balances, taxes and other items excluded for segment reporting. The total assets reported on the Company's balance sheets as of October 31, 2011, 2010 and 2009 are $82,024,282, $92,452,662, and $101,240,569. The identifiable assets reported below represent $70,266,015, $82,813,827, and $90,310,975.

The table below presents information about reported segments for the years ended October 31:

2011	**Printing**	**Office Products & Furniture**	**Newspaper**	**Total**
Revenues	**$ 84,341,311**	**$ 41,098,106**	**$ 14,883,251**	**$ 140,322,668**
Elimination of intersegment revenue	**(5,249,556)**	**(6,552,373)**	**—**	**(11,801,929)**
Consolidated revenues	**$ 79,091,755**	**$ 34,545,733**	**$ 14,883,251**	**$ 128,520,739**
Operating income (loss)	**196,761**	**2,397,703**	**(6,383,271)**	**(3,788,807)**
Depreciation and amortization	**2,809,242**	**135,426**	**1,141,709**	**4,086,377**
Capital expenditures	**1,356,024**	**77,336**	**54,178**	**1,487,538**
Identifiable assets	**37,309,466**	**7,795,715**	**25,160,834**	**70,266,015**
Goodwill	**2,226,837**	**1,230,485**	**9,510,933**	**12,968,255**

2010	**Printing**	**Office Products & Furniture**	**Newspaper**	**Total**
Revenues	$ 90,106,896	$ 39,691,717	$ 15,525,399	$ 145,324,012
Elimination of intersegment revenue	(9,136,312)	(6,254,129)	—	(15,390,441)
Consolidated revenues	$ 80,970,584	$ 33,437,588	$ 15,525,399	$ 129,933,571
Operating income	180,802	2,055,990	3,136,502	5,373,294
Depreciation and amortization	3,033,232	131,529	1,135,901	4,300,662
Capital expenditures	742,458	53,556	59,496	855,510
Identifiable assets	40,203,824	7,558,086	35,051,917	82,813,827
Goodwill	2,226,837	1,230,485	11,874,961	15,332,283

2009	**Printing**	**Office Products & Furniture**	**Newspaper**	**Total**
Revenues	$ 99,463,762	$ 42,518,613	$ 16,393,896	$ 158,376,271
Elimination of intersegment revenue	(10,473,968)	(6,644,182)	—	(17,118,150)
Consolidated revenues	$ 88,989,794	$ 35,874,431	$ 16,393,896	$ 141,258,121
Operating (loss) income	(1,166,528)	2,284,729	(38,711,612)	(37,593,411)
Depreciation and amortization	3,370,162	168,659	1,706,117	5,244,938
Capital expenditures	2,606,836	143,533	60,167	2,810,536
Identifiable assets	34,276,584	8,757,366	47,277,025	90,310,975
Goodwill	2,226,837	1,230,485	11,874,961	15,332,283

A reconciliation of total segment revenue, assets and operating (loss) income to consolidated (loss) income before income taxes for the years ended October 31, 2011, 2010 and 2009 is as follows, and relate to the printing segment:

	2011	2010	2009
Revenues:			
Total segment revenues	**$ 140,322,668**	$ 145,324,012	$ 158,376,271
Elimination of intersegment revenue	**(11,801,929)**	(15,390,441)	(17,118,150)
Consolidated revenue	**$ 128,520,739**	$ 129,933,571	$ 141,258,121
Operating (loss) income:			
Total segment operating (loss) income	**$ (3,788,807)**	$ 5,373,294	$ (37,593,411)
Interest income	**—**	—	2,771
Interest expense - related party	**(65,316)**	(82,334)	—
Interest expense	**(3,823,465)**	(5,332,116)	(5,184,668)
Gain on early extinguishment of debt from a related party	**1,337,846**	—	—
Other income (loss)	**99,001**	1,013,041	(475,488)
Consolidated (loss) income before income taxes	**$ (6,240,741)**	$ 971,885	$ (43,250,796)
Identifiable assets:			
Total segment identifiable assets	**$ 70,266,015**	$ 82,813,827	$ 90,310,975
Elimination of intersegment assets	**11,758,267**	9,638,835	10,929,594
Total consolidated assets	**$ 82,024,282**	$ 92,452,662	$ 101,240,569

10. RESTRUCTURING AND OTHER CHARGES

In fiscal 2010 and 2011, the Company recorded charges related to a restructuring and profitability enhancement plan. This plan was implemented to effectuate certain key initiatives and was an integral component of the Second Amendment and Waiver to the Credit Agreement (Second Amendment). These actions were taken to comply with the provisions and targeted covenants of the Second Amendment and to address the impact of the global economic crisis on the Company. The Company may incur additional costs in future periods to address the ongoing and fluid nature of the economic crisis, and may incur costs pursuant to certain initiatives being reviewed in accordance with the provision of the Limited Forbearance Agreement. The charges incurred in 2011 also related to revisions in targeted cash flows related to sublease rentals. The Company believes the economic environment has contributed to the inability to achieve sublease rentals. The Company also incurred charges in 2011 related to revised estimates for aggregate facility exposure costs including rent, taxes, insurance and maintenance related costs. The amount of future charges is currently not estimable by the Company.

The plan was implemented to address several key initiatives, including streamlining production and administrative operations and headcount reductions. The aggregate pre-tax charge resulting from these actions was $2.4 million ($1.4 million after tax or $0.14 per share on a basic and diluted basis). The charges were comprised of $1.6 million associated with excess facility and maintenance costs, primarily related to operating leases, inventory related costs of $200,000 and costs associated with streamlining production and personnel related separation costs of $565,000. The costs associated with the restructuring and profitability enhancement plan are primarily recorded in the restructuring charges line item as part of operating income. Inventory is recorded as a component of cost of sales.

The following information summarizes the costs incurred with respect to restructuring, integration and other charges during the three and twelve months ended October 31, 2011 and 2010, as well as the cumulative total of such costs representing fiscal 2011 and fiscal 2010, respectively, and such costs are included as a component of the printing segment:

	Three Months Ended October 31,		Twelve Months Ended October 31,		Cumulative
	2011	**2010**	**2011**	**2010**	**Total**
Occupancy and equipment related costs	**$ 322,237**	$ —	**$ 445,790**	$ 1,173,175	$ 1,618,965
Costs incurred to streamline production, personnel and other	**—**	103,651	**97,105**	467,621	564,726
Inventory	**—**	—	**28,851**	171,529	200,380
Total	**$ 322,237**	$ 103,651	**$ 571,746**	$ 1,812,325	$ 2,384,071

The activity pertaining to the Company's accruals related to restructuring and other charges since October 31, 2009, including additions and payments made are summarized below:

	Occupancy and equipment related costs	**Costs incurred to streamline production, personnel and other**	**Total**
Balance at October 31, 2009	$ —	$ —	$ —
2010 expenses	1,173,175	467,621	1,640,796
Paid in 2010	(135,627)	(459,159)	(594,786)
Balance at October 31, 2010	$ 1,037,548	$ 8,462	$ 1,046,010
2011 expenses	$ 445,790	$ 97,105	$ 542,895
Paid in 2011	(477,986)	(189,495)	(667,481)
Reclassifications	(139,503)	139,503	—
Balance at October 31, 2011	$ 865,849	$ 55,575	$ 921,424

During 2011, 2010 and 2009, the U.S. recession had a negative impact on the Company's operations across multiple segment lines. The newspaper operating segment reflected lower operating revenues in both advertising and circulation. In response to this difficult operating environment the Company initiated a cost reduction plan and eliminated 24 employee positions, or approximately 15% of the workforce, at the Champion Publishing subsidiary in 2009.

11. ACQUIRED INTANGIBLE ASSETS AND GOODWILL

	2011		2010	
	Gross Carrying Amount	**Accumulated Amortization**	Gross Carrying Amount	Accumulated Amortization
Amortizable intangible assets:				
Non-compete agreement	**$ 1,000,000**	**$ 1,000,000**	$ 1,000,000	$ 880,952
Customer relationships	**2,451,073**	**904,837**	2,451,073	782,739
Advertising and subscriber base	**4,989,768**	**1,804,660**	4,989,768	1,656,997
Other	**564,946**	**518,238**	564,946	489,738
	9,005,787	**4,227,735**	9,005,787	3,810,426
Unamortizable intangible assets:				
Goodwill	**13,475,533**	**507,278**	15,839,561	507,278
Trademark and masthead	**3,648,972**	**—**	10,001,812	—
	17,124,505	**507,278**	25,841,373	507,278
Total goodwill and other intangibles	**$ 26,130,292**	**$ 4,735,013**	$ 34,847,160	$ 4,317,704

In connection with our annual impairment testing of goodwill and other intangible assets conducted in the fourth quarter of 2009, we recorded a charge of $41.1 million ($25.5 million, net of deferred tax benefit) for impairment of the value of the goodwill and other intangible assets, which resulted from the 2007 acquisition of The Herald-Dispatch daily newspaper in Huntington, WV. This charge resulted in impairment charges of trademark and masthead of $8.5 million, subscriber base asset of $2.2 million, advertiser base asset $6.8 million and goodwill $23.6 million. The associated deferred tax benefit of these charges approximated $15.6 million. There were no impairment charges as a result of our annual impairment testing in 2010.

In connection with our annual impairment testing of goodwill and other intangible assets conducted in the fourth quarter of 2011, we recorded a charge of $8.7 million ($5.4 million, net of deferred tax benefit) for impairment of the value of the goodwill and other intangible assets, which resulted from the 2007 acquisition of The Herald-Dispatch daily newspaper in Huntington, WV. This charge resulted in impairment charges of trademark and masthead of $6.3 million and goodwill of $2.4 million. The associated deferred tax benefit of these charges approximated $3.3 million. There were no impairment charges as a result of our annual impairment testing in 2010.

The Company determined that it should perform impairment testing of goodwill and intangible assets during the fourth quarter of 2011 and 2009, due, in part, to declines in our stock price, increased volatility in operating results and declines in market transactions in the industry. The valuation methodology utilized to estimate the fair value of the newspaper operating segment was based on both the market and income approach. The implied fair values of goodwill and other intangibles for this reporting unit was less than the carrying amount for both 2011 and 2009 based on the analysis by the Company and with assistance of third party valuation specialists, and therefore an impairment charge was taken. The Valuation Specialist considered three approaches to value referred to as the income approach, the market approach, and the cost approach. The income approach was based on a discounted cash flow methodology, in which expected future free net cash flows to invested capital are discounted to present value, using an appropriate after-tax weighted average cost of capital. The market approach using guideline company analysis weighs empirical evidence from shares of comparable companies sold in minority transactions on stock exchanges and merger and acquisition analysis, which analyses sales of newspapers in control transactions. The cost approach was not employed due to the fact it was not deemed relevant. The goodwill and other intangible assets will continue to be amortized for tax purposes over its remaining life in accordance with applicable internal revenue service standards.

During 2009, the U.S. recession had a negative impact on the Company's operations across multiple segment lines. The newspaper operating segment reflected lower operating revenues in both advertising and circulation. In response to this difficult operating environment the Company initiated a cost reduction plan and eliminated 24 employee positions, or approximately 15% of the workforce, at the Champion Publishing subsidiary.

The Company has other reporting units with Goodwill. The Company evaluated these reporting units during the fourth quarter of 2011 and 2010, and while the estimated fair value of these reporting units declined from 2008, the estimated carrying value of each of our other reporting units exceeded their carrying values in 2011 and 2010. As a result, no additional testing or impairment charges were necessary.

Amortization expense for the years ended October 31, 2011, 2010 and 2009 was $422,000, $450,000, and $1,034,000 respectively. A non-compete agreement is being amortized over a period of seven years and the customer relationships are being amortized over a period of 20 years. These items are both related to the acquisition of Syscan in 2004. The advertising and subscribers bases related to the acquisition of The Herald-Dispatch are being amortized over 25 and 20 years respectively. The trademark and masthead associated with the acquisition of The Herald-Dispatch are non-amortizing assets. The weighted average remaining life of the Company's amortizable intangible assets was approximately 17 years. Estimated amortization expense for each of the following years is:

2012	$ 292,760
2013	287,261
2014	275,970
2015	269,761
2016	269,761
Thereafter	3,382,539
	$ 4,778,052

The changes in the carrying amounts of goodwill, trademark and masthead and other amortizing intangibles for the years ended October 31, 2011 and 2010 were:

GOODWILL

	Printing	Office Products and Furniture	Newspaper	Total
Balance as of October 31, 2009				
Goodwill	$ 2,226,837	$ 1,230,485	$ 35,437,456	$ 38,894,778
Accumulated impairment losses	—	—	(23,562,495)	(23,562,495)
	2,226,837	1,230,485	11,874,961	15,332,283
Goodwill acquired Fiscal 2010	—	—	—	—
Impairment losses Fiscal 2010	—	—	—	—
Balance as of October 31, 2010				
Goodwill	2,226,837	1,230,485	35,437,456	38,894,778
Accumulated impairment losses	—	—	(23,562,495)	(23,562,495)
	2,226,837	1,230,485	11,874,961	15,332,283
Goodwill acquired Fiscal 2011	—	—	—	—
Impairment losses Fiscal 2011	—	—	(2,364,028)	(2,364,028)
Balance as of October 31, 2011				
Goodwill	2,226,837	1,230,485	35,437,456	38,894,778
Accumulated impairment losses	—	—	(25,926,523)	(25,926,523)
	$ 2,226,837	$ 1,230,485	$ 9,510,933	$ 12,968,255

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Champion Industries, Inc. and Subsidiaries

TRADEMARK AND MASTHEAD

	Printing	Office Products and Furniture	Newspaper	Total
Balance as of October 31, 2009				
Trademark and masthead	$ —	$ —	$ 18,515,316	$ 18,515,316
Accumulated impairment losses	—	—	(8,513,504)	(8,513,504)
	—	—	10,001,812	10,001,812
Trademark and masthead acquired Fiscal 2010	—	—	—	—
Impairment losses Fiscal 2010	—	—	—	—
Balance as of October 31, 2010				
Trademark and masthead	—	—	18,515,316	18,515,316
Accumulated impairment losses	—	—	(8,513,504)	(8,513,504)
	—	—	10,001,812	10,001,812
Trademark and masthead acquired Fiscal 2011	—	—	—	—
Impairment losses Fiscal 2011	—	—	(6,352,840)	(6,352,840)
Balance as of October 31, 2011				
Trademark and masthead	—	—	18,515,316	18,515,316
Accumulated impairment losses	—	—	(14,866,344)	(14,866,344)
	$ —	$ —	$ 3,648,972	$ 3,648,972

Amortizing Intangible Assets (net of amortization expense):

	Printing	Office Products and Furniture	Newspaper	Total
Balance as of October 31, 2009				
Amortizing intangible assets				
(net of amortization expense)	$ 799,841	$ 1,364,803	$ 12,531,918	$ 14,696,562
Accumulated impairment losses	—	—	(9,051,484)	(9,051,484)
	799,841	1,364,803	3,480,434	5,645,078
Amortizing intangible assets (net of amortization expense) acquired Fiscal 2010	—	—	—	—
Impairment losses Fiscal 2010	—	—	—	—
Amortization expense	125,862	176,195	147,660	449,717
Balance as of October 31, 2010				
Amortizing intangible assets				
(net of amortization expense)	673,979	1,188,608	12,384,258	14,246,845
Accumulated impairment losses	—	—	(9,051,484)	(9,051,484)
	673,979	1,188,608	3,332,774	5,195,361
Amortizing intangible assets (net of amortization expense) acquired Fiscal 2011	—	—	—	—
Impairment losses Fiscal 2011	—	—	—	—
Amortization expense	109,281	160,362	147,666	417,309
Balance as of October 31, 2011				
Amortizing intangible assets				
(net of amortization expense)	564,698	1,028,246	12,236,592	13,829,536
Accumulated impairment losses	—	—	(9,051,484)	(9,051,484)
	$ 564,698	$ 1,028,246	$ 3,185,108	$ 4,778,052

A summary of impairment charges is included in the table below:

	2011	**2010**	**2009**
Goodwill	**$ 2,364,028**	$ —	$ 23,562,495
Other intangibles	**—**	—	9,051,484
Trademark & masthead	**6,352,840**	—	8,513,504
	$ 8,716,868	$ —	$ 41,127,483

12. CERTAIN SIGNIFICANT ESTIMATES

Our estimates that influence the financial statements are normally based on knowledge and experience about past and current events and assumptions about future events. The following estimates affecting the financial statements are particularly sensitive because of their significance and it is at least reasonably possible that a change in these estimates will occur in the near term.

GOODWILL AND INTANGIBLE ASSETS

We evaluate the recoverability of the goodwill and intangible assets of each of our reporting units, as required, by comparing the fair value of each reporting unit with its carrying value. The fair values of our reporting units are determined using a combination of a discounted cash flow analysis and market multiples based on historical and projected financial information. We apply our best judgment when assessing the reasonableness of the financial projections used to determine the fair value of each reporting unit.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company encounters risks associated with sales and the collection of the associated accounts receivable. As such, the Company records a monthly provision for accounts receivable that are considered to be uncollectible. In order to calculate the appropriate monthly provision, the Company primarily utilizes a historical rate of accounts receivables written off as a percentage of total revenue. This historical rate is applied to the current revenues on a monthly basis. The historical rate is updated periodically based on events that may change the rate such as a significant increase or decrease in collection performance and timing of payments as well as the calculated total exposure in relation to the allowance. Periodically, the Company compares the identified credit risks with the allowance that has been established using historical experience and adjusts the allowance accordingly. The underlying assumptions used for the allowance can change from period to period and could potentially cause a material impact to the income statement and working capital.

FINANCIAL INSTRUMENTS

In managing interest rate risk exposure, the Company enters into interest rate swap agreements. An interest rate swap is a contractual exchange of interest payments between two parties. A standard interest rate swap involves the payment of a fixed rate times a notional amount by one party in exchange for a floating rate times the same notional amount from another party. As interest rates change, the difference to be paid or received is accrued and recognized as interest expense or income over the life of the agreement. These instruments are not entered into for trading purposes. Counter Parties to the Company's interest rate swap agreements are major financial institutions. In accordance with applicable accounting guidance, the Company recognizes interest rate swap agreements on the Balance Sheet at fair value. The Company's interest rate swap agreement expired on October 29, 2010.

13. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company manages exposure to changes in market interest rates. The Company's use of derivative instruments is limited to highly effective fixed and floating interest rate swap agreements used to manage well-defined interest rate risk exposures. The Company monitors its positions and the credit ratings of its counterparties and does not anticipate non-performance by the counterparties. Interest rate swap agreements are not entered into for trading purposes.

At September 28, 2007, the Company was party to an interest rate swap agreement which terminated on October 29, 2010. The swap agreement is with a major financial institution and aggregates an initial $25 million in notional principal amount $19.8 million of outstanding notional principal at October 29, 2010. This swap agreement effectively converted $25 million of variable interest rate debt to fixed rate debt. The swap agreement requires the Company to make fixed interest payments based on an average effective rate of 4.78% and receive variable interest payments from its counterparties based on one-month LIBOR (actual rate of 0.25% at October 31, 2010). In fiscal 2010 and 2009, the Company recorded a net change in the fair value of the fixed interest rate swap agreement in the amount of $407,289 and $(19,823), net of income tax as other comprehensive income (loss). In 2009 ineffectiveness resulting in a $0.6 million loss, was charged to other expense on the Consolidated Statements of Operations. This loss resulted from the termination of LIBOR borrowing eligibility by the Administrative Agent under the Company's Credit Agreement. In 2010, the Company recorded $0.3 million, or $0.2 million net of tax as other income in the first quarter of 2010 prior to the Administrative Agent reinstating the LIBOR borrowing option in the second quarter of 2010. The interest rate swap was re-designated as a cash flow hedge in the second quarter of 2010 and upon expiration of the swap derivative on October 29, 2010 $0.7 million, or $0.4 million net of tax was reclassified into earnings. The net additional interest payments made or received under this swap agreement are recognized in interest expense.

14. (LOSS) EARNINGS PER SHARE

(Loss) earnings per share (EPS) were computed as follows:

	(Loss) Income	Weighted Average Shares	Per Share Amount
Year Ended October 31, 2011			
Net loss	**$ (3,976,043)**		
Basic loss per share			
Loss available to common shareholders		**10,362,000**	**$ (0.38)**
Effect of dilutive securities stock options	**(3,976,043)**	**—**	
Diluted loss per share			
Loss available to common shareholders and assumed conversions	**$ (3,976,043)**	**10,362,000**	**$ (0.38)**
Year Ended October 31, 2010			
Net income	$ 488,134		
Basic earnings per share			
Income available to common shareholders	488,134	9,988,000	$ 0.05
Effect of dilutive securities stock options		—	
Diluted earnings per share			
Income available to common shareholders and assumed conversions	$ 488,134	9,988,000	$ 0.05
Year Ended October 31, 2009			
Net loss	$ (27,520,624)		
Basic loss per share			
Loss available to common shareholders	(27,520,624)	9,988,000	$ (2.76)
Effect of dilutive securities stock options		—	
Diluted loss per share			
Loss available to common shareholders and assumed conversions	$ (27,520,624)	9,988,000	$ (2.76)

15. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended October 31, 2011 and 2010.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues				
2011	**$ 31,905,000**	**$ 31,091,000**	**$ 32,027,000**	**$ 33,498,000**
2010	$ 32,387,000	$ 33,739,000	$ 31,890,000	$ 31,918,000
Gross profit				
2011	**$ 8,510,000**	**$ 8,963,000**	**$ 8,482,000**	**$ 10,854,000**
2010	$ 9,606,000	$ 10,410,000	$ 9,028,000	$ 9,579,000
Net income (loss)				
2011	**$ 73,000**	**$ 493,000**	**$ 876,000**	**$ (5,418,000)**
2010	$ (213,000)	$ 333,000	$ (570,000)	$ 938,000
Earnings (loss) per share				
Basic				
2011	**$ 0.01**	**$ 0.05**	**$ 0.09**	**$ (0.48)**
2010	$ (0.02)	$ 0.03	$ (0.06)	$ 0.09
Diluted				
2011	**$ 0.01**	**$ 0.05**	**$ 0.09**	**$ (0.48)**
2010	$ (0.02)	$ 0.03	$ (0.06)	$ 0.09
Weighted average shares outstanding				
Basic				
2011	**9,988,000**	**9,988,000**	**10,173,000**	**11,300,000**
2010	9,988,000	9,988,000	9,988,000	9,988,000
Diluted				
2011	**9,988,000**	**9,988,000**	**10,173,000**	**11,300,000**
2010	9,988,000	9,988,000	9,988,000	9,988,000

SHAREHOLDERS' INFORMATION

CORPORATE HEADQUARTERS
Champion Industries, Inc.

MAILING ADDRESS
P.O. Box 2968 | Huntington, WV 25728-2968

STREET ADDRESS
2450-90 First Avenue | Huntington, WV 25703 | **phone** 304.528.2700 | **fax** 304.528.2765

NOTICE TO SHAREHOLDERS
A copy of the Company's annual report on Form 10-K for the fiscal year ended October 31, 2011, as filed with the Securities and Exchange Commission, including the financial statements and schedules thereto, is available through EDGAR or upon written request to:

Champion Industries, Inc.
P.O. Box 2968
Huntington, WV 25728-2968

ANNUAL MEETING
The annual meeting of shareholders will be held at 1:00 PM on Monday, March 19, 2012, at the Pullman Plaza Hotel, 1001 3rd Avenue, Huntington, WV.

REQUEST FOR INFORMATION
Shareholders, analysts and others seeking financial information are requested to contact our Chief Financial Officer at Corporate Headquarters.

STOCK TRANSFER AGENT AND REGISTRAR
Computershare, Canton, MA
email web.queries@computershare.com
phone (800) 622-6757 within the U.S., Canada and Puerto Rico or (781) 575-4735 outside

Shareholder correspondence and written transfer requests should be sent to:

Computershare Investor Services
250 Royall Street
Canton, MA 02021

PRODUCTION NOTES

COVER
Paper | Endurance, 100# Gloss Cover
Ink | 4-color process; Soft Touch Aqueous

PICTORIAL | NARRATIVE
Paper | Endurance, 100# Gloss Text
Ink | 4-color process; Soft Touch Aqueous

PICTORIAL | NARRATIVE
Paper | Exact Opaque, 70# Gray Vellum Text
Ink | 2-color, PMS 485 and Black

PRINTED
The Merten Company, Cincinnati, Ohio | Printed with 200-line Sublima Screening

LAYOUT AND DESIGN
Bulldog Creative Services, Huntington, West Virginia

CHAMPION INDUSTRIES, INC.
P.O. Box 2968
Huntington, WV 25728-2968
phone 304.528.2700

www.champion-industries.com